Exhibit (a)(1)(A)

Offer To Purchase

All Outstanding Shares of Common Stock

of

COLUCID PHARMACEUTICALS, INC.

at

$46.50 Per Share, Net in Cash

by

PROCAR ACQUISITION CORPORATION,

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., NEW YORK CITY TIME, ON FEBRUARY 28, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

ProCar Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of CoLucid Pharmaceuticals, Inc., a Delaware corporation (“CoLucid”), at a purchase price of $46.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 17, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among CoLucid, Lilly and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into CoLucid pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with CoLucid continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of Lilly (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by Purchaser, Lilly, CoLucid (or held in CoLucid’s treasury) or any direct or indirect wholly-owned subsidiary of Lilly immediately prior to the Effective Time, or (ii) Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required tax withholding (the “Merger Consideration”).

Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: (i) the Minimum Tender Condition (as defined below in the “Summary Term Sheet”) and (ii) the Antitrust Condition (as defined below in Section 15 – “Conditions of the Offer”). The Offer also is subject to other conditions as set forth in this Offer to Purchase. See Section 15 – “Conditions of the Offer.” There is no financing condition to the Offer.

The Board of Directors of CoLucid (the “CoLucid Board”) (upon the unanimous recommendation of a special committee of board members (the “CoLucid Special Committee”)) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of CoLucid and its stockholders; (ii) approved and declared advisable the Offer and the Merger and the execution, delivery and performance by CoLucid of the Merger Agreement and the consummation of the transactions contemplated thereby; (iii) approved the execution, delivery and performance by CoLucid of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (iv) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL; and (v) resolved to recommend that the stockholders of CoLucid accept the Offer and tender their Shares pursuant to the Offer.

A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” beginning on page v of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: 1-888-680-1528

Via Email: COLUCID@GEORGESON.COM

IMPORTANT

If you wish to tender all or a portion of your Shares to Purchaser in the Offer, you must either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 –“Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to the Purchaser before the expiration of the Offer.

If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined below in the “Summary Term Sheet”) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined below in the “Summary Term Sheet”) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other material related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. This summary term sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning CoLucid contained in this summary term sheet and elsewhere in this Offer to Purchase has been provided to Lilly and Purchaser by CoLucid or has been taken from, or is based upon, publicly available documents or records of CoLucid on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Lilly and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	All of the issued and outstanding shares of common stock, par value $0.001 per share, of CoLucid.

Price Offered Per Share	$46.50, net to the seller in cash, without interest thereon and less any required withholding taxes.

Scheduled Expiration of Offer	One minute past 11:59 P.M., New York City time, on February 28, 2017, unless the Offer is otherwise extended or earlier terminated.

Purchaser	ProCar Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Eli Lilly and Company.

CoLucid Board Recommendation:	The CoLucid Board (upon the unanimous recommendation of the CoLucid Special Committee) unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Who is offering to buy my securities?

ProCar Acquisition Corporation, a Delaware corporation, which was formed solely for the purpose of facilitating an acquisition of CoLucid by Lilly, is offering to buy all Shares at a price per share of $46.50, net to the seller in cash, without interest thereon and subject to any required tax withholding. Purchaser is a wholly-owned subsidiary of Lilly. The mission of Lilly’s human pharmaceutical business is to make medicines that help people live longer, healthier, more active lives. Lilly’s vision is to make a significant contribution to humanity by improving global health in the 21st century. Most of the products Lilly sells today were discovered or developed by its own scientists, and its success depends to a great extent on its ability to continue to discover, develop, and bring to market innovative new medicines.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Lilly. We use the term “Purchaser” to refer to ProCar Acquisition Corporation alone, the term “Lilly” to refer to Eli Lilly and Company alone and the term “CoLucid” to refer to CoLucid Pharmaceuticals, Inc.

See Section 8 – “Certain Information Concerning Lilly and Purchaser.”

What is the class and amount of securities sought pursuant to the Offer?

Purchaser is offering to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer and the term “Shares” to refer to the Shares that are the subject of the Offer.

See Section 1 – “Terms of the Offer.”

v

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, CoLucid. Following the consummation of the Offer, we intend to complete the Merger (as defined below) as promptly as practicable. Upon completion of the Merger, CoLucid will become a subsidiary of Lilly. In addition, we intend to cause the Shares to be delisted from the NASDAQ Stock Market (“NASDAQ”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.

Who can participate in the Offer?

The Offer is open to all holders and beneficial owners of Shares.

How much are you offering to pay?

Purchaser is offering to pay $46.50 per Share, net to the seller in cash, without interest thereon and subject to any required tax withholding. We refer to this amount as the “Offer Price.”

See the “Introduction” to this Offer to Purchase.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase and Section 18 – “Fees and Expenses.”

Is there an agreement governing the Offer?

Yes. CoLucid, Lilly and Purchaser have entered into an Agreement and Plan of Merger, dated as of January 17, 2017 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into CoLucid, with CoLucid surviving such merger as a subsidiary of Lilly (such merger, the “Merger”).

See Section 11 – “The Merger Agreement; Other Agreements” and Section 15 – “Conditions of the Offer.”

What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for cash pursuant to the Merger?

The receipt of cash in exchange for your Shares in the Offer or, assuming you do not tender your Shares pursuant to the Offer and the Offer is consummated, in exchange for your Shares in the Merger, will be a taxable transaction for U.S. federal income tax purposes if you are a U.S. Holder (as defined below). In general, provided that you are a U.S. Holder and hold your Shares as capital assets, you will recognize capital gain or loss in an amount equal to the difference between (i) the Offer Price and (ii) your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. See Section 5 – “Certain U.S. Federal Income Tax Consequences of the Offer” for a more detailed discussion of the tax treatment of the Offer and the Merger (including for Non-U.S. Holders (as defined below)).

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Do you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?

Yes. We estimate that we will need approximately $960 million to purchase all of the Shares pursuant to the Offer and to complete the Merger. Lilly will provide us with sufficient funds to purchase all Shares validly tendered (and not withdrawn) in the Offer and to provide funding for the Merger. Lilly expects to fund the Offer and the Merger with cash on hand and borrowings at prevailing effective rates under Lilly’s commercial paper program. The Offer is not conditioned upon Lilly’s or the Purchaser’s ability to finance the purchase of the Shares pursuant to the Offer.

See Section 9 – “Source and Amount of Funds.”

Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?

We do not think Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	if we consummate the Offer, we intend to complete the Merger, in which all Shares (subject to limited exceptions for Shares subject to appraisal rights and any Shares held by CoLucid (or held in CoLucid’s treasury), us, Lilly or any direct or indirect wholly-owned subsidiary of Lilly) that then remain issued and outstanding will be converted into the right to receive the Offer Price in cash;

•	Purchaser, through its parent company, Lilly, will have sufficient funds available to purchase all Shares validly tendered (and not withdrawn) in the Offer and all Shares converted into the right to receive the Merger Consideration in the Merger; and

•	the Offer and the Merger are not subject to any financing or funding condition.

See Section 9 – “Source and Amount of Funds” and Section 11 – “The Merger Agreement; Other Agreements.”

Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?

Yes. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to various conditions set forth in Section 15 – “Conditions of the Offer,” including, among other conditions, the Minimum Tender Condition. The “Minimum Tender Condition” means that the number of Shares validly tendered and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee), together with any Shares beneficially owned by Lilly or any wholly-owned subsidiary of Lilly, equals a majority of all issued and outstanding Shares, together with all Shares that CoLucid would be required to issue pursuant to any then-outstanding warrants, options, restricted stock units, benefit plans or obligations, securities or instruments convertible or exchangeable into, or rights exercisable for, Shares immediately prior to the expiration of the Offer.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute past 11:59 P.M., New York City time, on the Expiration Date to tender your Shares in the Offer. The term “Expiration Date” means February 28, 2017, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date. In addition, if, pursuant to the Merger Agreement, we decide to, or are required to, extend the Offer as described below, you will have an additional opportunity to tender your Shares.

If you cannot deliver everything required to make a valid tender by the scheduled expiration of the Offer, you may still participate in the Offer by using the guaranteed delivery procedures that are described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” prior to the scheduled expiration of the Offer.

See Section 1 – “Terms of the Offer” and Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement, Purchaser (or Lilly on its behalf): (i) shall extend the Offer from time to time: (A) for any period required by any rule, regulation, interpretation or position of the SEC or NASDAQ applicable to the Offer (provided that Purchaser shall not be required to extend the Offer to a date later than the Outside Date (as defined below)); (B) at the request of CoLucid, if, on any then-scheduled Expiration Date, any of the conditions to Purchaser’s obligation to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer set forth in clauses (b) through (i) of Annex A to the Merger Agreement (together with the Minimum Tender Condition, the “Offer Conditions”) is not satisfied and has not been waived by Lilly, but is capable of being satisfied prior to the Outside Date, for one or more extension periods of up to five business days each (or for such longer period as may be agreed by CoLucid), up to and including the Outside Date, the length of each such period to be determined by Purchaser (or Lilly on its behalf), in its sole discretion, to permit such Offer Condition to be satisfied; and (C) at the request of CoLucid, if, on any then-scheduled Expiration Date, the Offer Conditions (other than the Minimum Tender Condition) have been satisfied or have been waived by Lilly, but the Minimum Tender Condition has not been satisfied, for one or more extension periods of at least five business days each, up to and including the Outside Date, the length of each such period to be determined by CoLucid, in its sole discretion, to permit such Offer Condition to be satisfied; and (ii) may extend the Offer, from time to time, in its discretion, if, on any then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Lilly, in consecutive increments of up to five business days each (or such longer period as may be agreed by CoLucid) up to and including the Outside Date, the length of such period to be determined by Purchaser (or Lilly on its behalf), in its sole discretion to permit such Offer Condition to be satisfied. The “Outside Date” means June 17, 2017, as summarized below in Section 11 – “The Merger Agreement; Other Agreements – Termination of the Merger Agreement.”

See Section 1 – “Terms of the Offer” and Section 11 – “The Merger Agreement; Other Agreements.”

Will there be a subsequent offering period?

It is not expected that there will be, and the Merger Agreement does not provide for, a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act.

See Section 1 – “Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

See Section 1 – “Terms of the Offer.”

What are the most significant conditions to the Offer?

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of a number of conditions by one minute past 11:59 P.M., New York City time, on the scheduled Expiration Date of the Offer, including, among other conditions:

•	the Minimum Tender Condition;

•	the Antitrust Condition (as defined below in Section 15 – “Conditions of the Offer”);

•	the accuracy of CoLucid’s representations and warranties set forth in the Merger Agreement, and the performance of CoLucid’s covenants set forth in the Merger Agreement, in each case, to specified standards of materiality; and

•	no Company Material Adverse Effect (as defined in Section 11 – “The Merger Agreement; Other Agreements – Merger Agreement – Material Adverse Effect) has occurred.

The above Offer Conditions are further described, and other Offer Conditions are described, below in Section 15 – “Conditions of the Offer.” The Offer is not subject to any financing condition.

How do I tender my Shares?

If you hold your Shares directly as the registered owner and such Shares are represented by stock certificates, you may tender your Shares in the Offer by delivering the certificates representing your Shares, together with a properly completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the Expiration Date. If you hold your Shares as registered owner and such Shares are represented by book-entry positions, you may follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the Expiration Date, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?

If the conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting payments subject to any withholding required by applicable law, to tendering stockholders whose Shares have been accepted for payment.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until one minute past 11:59 P.M., New York City time, on the Expiration Date. In addition, if we have not accepted your Shares for payment by the end of Saturday, April 1, 2017, you may withdraw them at any time after that date until we accept your Shares for payment.

See Section 4 – “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 – “Withdrawal Rights.”

Has the Offer been approved by the Board of Directors of CoLucid?

Yes. The CoLucid Board (upon the unanimous recommendation of the CoLucid Special Committee) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of CoLucid and its stockholders; (ii) approved and declared advisable the Offer and the Merger and the execution, delivery and performance by CoLucid of the Merger Agreement and the consummation of the transactions contemplated thereby; (iii) approved the execution, delivery and performance by CoLucid of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (iv) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL; and (v) resolved to recommend that the stockholders of CoLucid accept the Offer and tender their Shares pursuant to the Offer.

More complete descriptions of the reasons for the Special Committee’s recommendation of, and the CoLucid Board’s approval of, the Offer and the Merger are set forth in CoLucid’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub-headings “Background of the Offer” and “Reasons for the Recommendation of the Special Committee and the Board.”

If Shares tendered pursuant to the Offer are purchased by Purchaser, will CoLucid continue as a public company?

No. We expect to complete the Merger as promptly as practicable following the consummation of the Offer. Once the Merger takes place, CoLucid will be a wholly-owned subsidiary of Lilly. Following the Merger, we intend to cause the Shares to be delisted from NASDAQ and deregistered under the Exchange Act.

See Section 13 – “Certain Effects of the Offer.”

Will a meeting of CoLucid’s stockholders be required to approve the Merger?

No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation whose shares are listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

•	the agreement of merger expressly permits or requires that the merger shall be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

•	an acquiring corporation consummates a tender offer for any and all of the outstanding stock of such constituent corporation (other than any shares held by the constituent corporation, the corporation making such offer, any person that owns, directly or indirectly, all of the outstanding stock of the corporation making the offer, and any direct or indirect wholly-owned subsidiaries of any of the foregoing);

x

•	following the consummation of the tender offer, the acquiring corporation holds at least the amount of shares of each class of stock of such constituent corporation that would otherwise be required to adopt the agreement of merger for such constituent corporation; and

•	each outstanding share of each class or series of stock of the constituent corporation that is the subject of and not irrevocably accepted for purchase in the offer is converted in such merger into the same consideration for their stock in the merger as was payable in the tender offer.

If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we are required by the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of CoLucid’s stockholders and without a vote or any further action by the stockholders.

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser is required under the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL. At the effective time of the Merger (the “Effective Time”), all of the then issued and outstanding Shares (other than (i) Shares owned by Purchaser, Lilly, CoLucid (or held in CoLucid’s treasury) or any direct or indirect wholly-owned subsidiary of Lilly immediately prior to the Effective Time, or (ii) Shares held by any stockholder that is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted in the Merger into the right to receive an amount equal to the Merger Consideration.

If the Merger is completed, CoLucid’s stockholders who do not tender their Shares in the Offer (other than stockholders who properly exercise appraisal rights) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer. See Section 17 – “Appraisal Rights.” However, in the unlikely event that the Offer is consummated but the Merger is not completed, the number of CoLucid’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Shares will be delisted from NASDAQ, will no longer be required to make filings with the SEC under the Exchange Act, or will otherwise not be required to comply with the rules relating to publicly held companies to the same extent as it is now.

See the “Introduction” to this Offer to Purchase, Section 11 – “The Merger Agreement; Other Agreements” and Section 13 – “Certain Effects of the Offer.”

What will happen to my stock options and restricted stock units (if any) in the Offer?

The Offer is being made only for Shares, and not for outstanding stock options or restricted stock units issued by CoLucid. Holders of outstanding vested but unexercised stock options or vested restricted stock units that have not yet been settled in Shares issued by CoLucid may participate in the Offer only if they first exercise such stock options or are issued Shares in respect of such restricted stock units in accordance with the terms of the applicable equity incentive plan and other applicable agreements of CoLucid and tender the Shares, if any, issued upon such exercise or in connection with such settlement. Any such exercise or settlement should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding stock options or restricted stock units that the holder will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of any holder of any outstanding stock option, each stock option that is outstanding, whether vested or unvested, subject to the terms and conditions set forth in the Merger Agreement, will terminate and be cancelled and each holder of such stock option will be entitled to receive from CoLucid, and will receive within ten business days following the Effective Time, in settlement of each such stock option a lump sum cash payment in the amount of the aggregate Option Consideration. The “Option Consideration” means, with respect to any Share issuable under a particular option, whether vested or unvested, an amount (not less than zero) equal to (a) the Merger Consideration, without interest; less (b) the exercise price payable in respect of such Share issuable under such option, less any applicable withholdings for taxes. Notwithstanding the foregoing, if the exercise price per Share of any stock option equals or exceeds the Merger Consideration, such stock option shall automatically terminate and be cancelled immediately prior to the Effective Time, without any consideration being payable in respect thereof, and have no further force or effect.

The Merger Agreement also provides that, immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of any holder of any outstanding restricted stock unit, each restricted stock unit that is outstanding, whether vested or unvested, subject to the terms and conditions set forth in the Merger Agreement, will terminate and be canceled and each holder of such restricted stock unit will be entitled to receive from CoLucid, and will receive within ten business days following the Effective Time, in settlement of each such restricted stock unit, the RSU Cash Amount. The “RSU Cash Amount” means an amount equal to the product of (i) the total number of Shares issuable in settlement of the restricted stock unit immediately prior to the Effective Time and (ii) the Merger Consideration, without interest, less any applicable withholdings for taxes.

See Section 11 – “The Merger Agreement; Other Agreements.”

What is the market value of my Shares as of a recent date?

On January 17, 2017, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $34.90 per Share. On January 30, 2017, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $46.30 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

See Section 6 – “Price Range of Shares; Dividends.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with entering into the Merger Agreement, Lilly and Purchaser entered into Tender and Support Agreements with each of the Supporting Stockholders (as defined below in Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreements”), which provide, among other things, that each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act). The Tender and Support Agreements also provide that the Supporting Stockholders will vote their Shares against certain alternative corporate transactions. The Tender and Support Agreements terminate upon the earliest of (i) the valid termination of the Merger Agreement, (ii) the Effective Time or (iii) the date on which any amendment to the Merger Agreement that adversely affects in any material respect the anticipated benefits to be derived by the Supporting Stockholder as a result of the transactions contemplated by the Merger Agreement is executed and delivered.

The Supporting Stockholders collectively beneficially owned, in the aggregate, 6,694,843 Shares (or approximately 34.7 % of all Shares outstanding as of January 12, 2017).

See Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreements.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer and the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, thereon. The “fair value” could be greater than, less than or the same as the Offer Price.

See Section 17 – “Appraisal Rights.”

Whom should I call if I have questions about the Offer?

You may call Georgeson LLC, the information agent for the Offer (the “Information Agent”), toll free at 1-888-680-1528. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

ProCar Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), is offering to purchase all outstanding shares of common stock, par value, $0.001 per share (the “Shares”), of CoLucid Pharmaceuticals, Inc., a Delaware corporation (“CoLucid”), at a purchase price of $46.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 17, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among CoLucid, Lilly and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into CoLucid pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with CoLucid continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of Lilly (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by Purchaser, Lilly, CoLucid (or held in CoLucid’s treasury) or any direct or indirect wholly-owned subsidiary of Lilly immediately prior to the Effective Time, or (ii) Shares held by any stockholder that is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required tax withholding (the “Merger Consideration”). Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares. The Merger Agreement is more fully described in Section 11 – “The Merger Agreement; Other Agreements.”

Tendering stockholders who are record owners of their Shares and who tender directly to the Depositary (as defined above in the “Summary Term Sheet”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The CoLucid Board (upon the unanimous recommendation of a special committee of board members (the “CoLucid Special Committee”)) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of CoLucid and its stockholders; (ii) approved and declared advisable the Offer and the Merger and the execution, delivery and performance by CoLucid of the Merger Agreement and the consummation of the transactions contemplated thereby; (iii) approved the execution, delivery and performance by CoLucid of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (iv) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL; and (v) resolved to recommend that the stockholders of CoLucid accept the Offer and tender their Shares pursuant to the Offer (such recommendation, the “CoLucid Board Recommendation”).

More complete descriptions of the CoLucid Special Committee’s reasons for recommending, and the CoLucid Board’s reasons for authorizing and approving, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are set forth in CoLucid’s Solicitation/Recommendation Statement on the Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Background of the Offer” and “Reasons for the Recommendation of the Special Committee and the Board.”

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: (i) the Minimum Tender Condition (as defined above in the “Summary Term Sheet”) and (ii) the Antitrust Condition (as defined below in Section 15 – “Conditions of the Offer”), which includes the expiration or termination of the waiting period applicable to Purchaser’s purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15 – “Conditions of the Offer.” There is no financing condition to the Offer. The first time as of which Purchaser accepts any Shares for payment pursuant to the Offer is referred to as the “Acceptance Time.”

CoLucid has advised Lilly that MTS Securities, LLC (“MTS Securities”), an affiliate of MTS Health Partners, L.P. (“MTS”), financial advisor to CoLucid, rendered its opinion to the CoLucid Board, and the CoLucid Board has received such opinion, to the effect that, as of January 17, 2017 and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the consideration to be received by the holders of Shares (other than Lilly, Purchaser and their respective affiliates or holders of Shares (A) owned by Lilly, Purchaser, CoLucid or any direct or indirect subsidiary of Lilly or (B) held by stockholders who are entitled to demand, and who properly demanded, appraisal rights under Section 262 of the DGCL), pursuant to the Offer and the Merger is fair from a financial point of view to such holders. The full text of the written opinion of MTS Securities, dated as of January 17, 2017, sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by MTS Securities in connection with its opinion and is attached as Annex A to the Schedule 14D-9. MTS Securities provided its opinion for the information and assistance of the CoLucid Board in connection with its consideration of the transactions contemplated by the Merger Agreement. The opinion of MTS Securities does not constitute a recommendation as to whether or not you should tender your Shares in connection with the Offer.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY IN ITS ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer

Purchaser is offering to purchase all of the outstanding Shares at the Offer Price, net to the seller in cash, without interest thereon and subject to any required tax withholding. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and, as promptly as practicable after the Expiration Date, pay for all Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) validly tendered prior to one minute past 11:59 P.M., New York City time, on the Expiration Date and not validly withdrawn as described in Section 4 – “Withdrawal Rights.”

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition and the other conditions described in Section 15 – “Conditions of the Offer.”

The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement, Purchaser (or Lilly on its behalf): (i) shall extend the Offer from time to time: (A) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or NASDAQ Stock Market (“NASDAQ”) applicable to the Offer (provided that Purchaser shall not be required to extend the Offer to a date later than the Outside Date (as defined below)); (B) at the request of CoLucid, if, on any then-scheduled Expiration Date, any of the conditions to Purchaser’s obligation to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer set forth in clauses (b) through (i) of Annex A to the Merger Agreement (together with the Minimum Tender Condition, the “Offer Conditions”) is not satisfied and has not been waived by Lilly, but is capable of being satisfied prior to the

Outside Date, for one or more extension periods of up to five business days each (or for such longer period as may be agreed by CoLucid), up to and including the Outside Date, the length of each such period to be determined by Purchaser (or Lilly on its behalf), in its sole discretion, to permit such Offer Condition to be satisfied; and (C) at the request of CoLucid, if, on any then-scheduled Expiration Date, the Offer Conditions (other than the Minimum Tender Condition) have been satisfied or have been waived by Lilly, but the Minimum Tender Condition has not been satisfied, for one or more extension periods of at least five business days each, up to and including the Outside Date, the length of each such period to be determined by CoLucid, in its sole discretion, to permit such Offer Condition to be satisfied; and (ii) may extend the Offer from time to time, in its discretion, if, on any then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Lilly, in consecutive increments of up to five business days each (or such longer period as may be agreed by CoLucid) up to and including the Outside Date, the length of such period to be determined by Purchaser (or Lilly on its behalf) in its sole discretion, to permit such Offer Condition to be satisfied. The “Outside Date” means June 17, 2017, as summarized below in Section 11 – “The Merger Agreement; Other Agreements – Termination of the Merger Agreement.”

The Merger Agreement provides that, without the prior written consent of CoLucid, neither Lilly nor Purchaser shall (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) decrease the maximum number of Shares sought in the Offer; (iv) impose conditions to the Offer in addition to the Offer Conditions; (v) amend or modify any of the Offer Conditions in a manner that adversely affects the holders of Shares; (vi) change or waive the Minimum Tender Condition; (vii) extend or otherwise change the Expiration Date other than as required or permitted by the Merger Agreement; or (viii) otherwise amend or modify any terms of the Offer in a manner that adversely affects the holders of Shares.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC and other applicable laws and regulations, we expressly reserve the right to waive any Offer Condition at any time and from time to time, to increase the Offer Price and to make any other changes in the terms and conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment or (subject to any such rules and regulations) the payment for, any tendered Shares, and may terminate or amend the Offer, in accordance with and subject to the terms of the Merger Agreement, if any of the Offer Conditions has not been satisfied at one minute past 11:59 p.m., New York City time, on the scheduled Expiration Date of the Offer. Under certain circumstances described in the Merger Agreement, we may terminate the Merger Agreement.

CoLucid has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the Offer Conditions set forth in Section 15 – “Conditions of the Offer,” we will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly. Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16 – “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 – “Procedures for Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 – “Procedures for Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either: (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the expiration of the Offer; or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.” Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Share

Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery for Shares. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the expiration of the Offer, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the expiration of the Offer by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

THE METHOD OF DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED MADE, AND RISK OF LOSS THEREOF SHALL PASS, ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER OF SHARES, BY BOOK-ENTRY CONFIRMATION WITH RESPECT TO SUCH SHARES). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Tender Constitutes Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Lilly or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction and the terms of the Merger Agreement, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of CoLucid’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders of CoLucid.

Options and Restricted Stock Units. The Offer is being made only for Shares, and not for outstanding stock options or restricted stock units issued by CoLucid. Holders of outstanding vested but unexercised stock options or vested restricted stock units that have not yet been settled in Shares issued by CoLucid may participate in the Offer only if they first exercise such stock options or are issued Shares in respect of such restricted stock units in accordance with the terms of the applicable equity incentive plan and other applicable agreements of CoLucid and tender the Shares, if any, issued upon such exercise or in connection with such settlement. Any such exercise or settlement should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding stock options or restricted stock units will have sufficient time to comply with the procedures for tendering Shares described in this Section 3. See Section 11 – “The Merger Agreement; Other Agreements” for additional information regarding the treatment of outstanding equity awards in the Merger.

Employee Stock Purchase Plan. The Offer is being made only for Shares, and therefore participants in CoLucid’s 2015 Employee Stock Purchase Plan (the “ESPP”) may participate in the Offer only to the extent that the amounts accrued in a participant’s account for the Current Purchase Period (as defined in the Merger Agreement) are used to purchase Shares from CoLucid pursuant to the terms of the Merger Agreement and the ESPP and such Shares are issued prior to the expiration of the Offer. When a participant receives Shares purchased from CoLucid under the ESPP, the participant must comply with the procedures for tendering Shares described in this Section 3. See Section 11 – “The Merger Agreement; Other Agreements” for additional information regarding the ESPP.

Information Reporting and Backup Withholding. Payments made to stockholders of CoLucid in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding of U.S. federal income tax on payments for Shares made in the Offer or the Merger (currently at a rate of 28%). To avoid backup withholding and potential penalties, any U.S. stockholder that does not otherwise establish an exemption should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, listing such U.S. stockholder’s correct taxpayer identification number and certifying that such stockholder is a U.S. person, that the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Any foreign stockholder should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after Saturday, April 1, 2017 if Purchaser has not accepted them for payment by the end of Saturday, April 1, 2017.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Lilly or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.	Certain U.S. Federal Income Tax Consequences of the Offer

The following discussion is a summary of certain U.S. federal income tax consequences of the disposition of the Shares in the Offer and the Merger to stockholders of CoLucid whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is for general information purposes only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders of CoLucid. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof in effect as of the date of this Offer, all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to stockholders of CoLucid in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not address foreign, state or local tax consequences of the Offer or the Merger, nor does it purport to address the U.S. federal income tax consequences of the transactions to holders of CoLucid stock options or restricted stock units, or to special classes of taxpayers (e.g., foreign taxpayers, except as specifically described below, small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted stock or otherwise as compensation, and stockholders that beneficially own (actually or constructively), more than 5% of the total fair market value of the Shares). In addition, this summary does not address U.S. federal taxes other than income taxes.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is or is treated as: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for U.S. federal income tax purposes. This summary uses the term “Non-U.S. Holder” to mean a beneficial owner of Shares (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership, or another entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the

Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

Tax Consequences to U.S. Holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received (determined before the deduction of any withholding tax) and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss, provided that a U.S. Holder’s holding period for such block of Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Long-term capital gain recognized by an individual upon a disposition of a Share generally will be subject to a maximum U.S. federal income tax rate of 20%. In addition, certain non-corporate stockholders may be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of the gain recognized in connection with the Offer or the Merger. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at short-term capital gains tax rates. Certain limitations apply to the use of a U.S. Holder’s capital losses.

Tax Consequences to Non-U.S. Holders. Generally, the exchange of Shares for cash pursuant to the Offer or the Merger will not be a taxable transaction to Non-U.S. Holders for U.S. federal income tax purposes, unless: (i) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year of the Offer or Merger, as the case may be, and certain other conditions are met; (ii) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or (iii) CoLucid is or has been a United States real property holding corporation, or “USRPHC,” for U.S. federal income tax purposes at any time within the five-year period preceding the Offer or the Merger, as the case may be, the Non-U.S. Holder owned more than 5% of the Shares at any time within that five-year period, and certain other conditions are satisfied. CoLucid represented in the Merger Agreement that it has not been, and will not be, a USRPHC at any time within the five-year period preceding the Offer or the Merger.

In the case of clause (i) of the preceding paragraph, gain generally will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty), net of applicable U.S.-source losses from sales or exchanges of other capital assets recognized by such Non-U.S. Holder during the taxable year. In the case of clause (ii) of the preceding paragraph, unless a tax treaty provides otherwise, gain will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. Holder. A Non-U.S. Holder that is a foreign corporation also may be subject to a 30% branch profits tax (or applicable lower treaty rate) with respect to gain recognized under clause (ii). Non-U.S. Holders are urged to consult their tax advisors as to any applicable tax treaties that might provide for different rules.

A U.S. Holder or Non-U.S. Holder whose Shares are purchased pursuant to the Offer or exchanged for cash pursuant to the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends on the Shares

The Shares currently trade on NASDAQ under the symbol “CLCD.” The following table sets forth the high and low sale prices per Share for each quarterly period within the two preceding fiscal years, as reported by NASDAQ:

	High		Low
Fiscal Year Ended December 31, 2015
First Quarter*	$	N/A	$	N/A
Second Quarter		$9.46		$7.56
Third Quarter		$9.02		$3.64
Fourth Quarter		$8.44		$3.57
Fiscal Year Ending December 31, 2016
First Quarter		$8.92		$4.57
Second Quarter		$8.30		$5.26
Third Quarter		$39.05		$7.41
Fourth Quarter		$40.80		$28.25
Fiscal Year Ending December 31, 2017
First Quarter (through January 30, 2017)		$46.30		$31.25

*	On May 11, 2015, CoLucid closed its initial public offering of the Shares. There was no trading of the Shares prior to that date.

On January 17, 2017, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on NASDAQ was $34.90 per Share. On January 30, 2017, the last full day of trading before commencement of the Offer, the closing price of the Shares on NASDAQ was $46.30 per Share. Stockholders are urged to obtain current market quotations for the Shares.

CoLucid has not declared or paid dividends to date and does not anticipate doing so.

7.	Certain Information Concerning CoLucid

The summary information set forth below is qualified in its entirety by reference to CoLucid’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. Neither Lilly nor Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue. However, neither Lilly nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning CoLucid, whether furnished by CoLucid or contained in such filings, or for any failure by CoLucid to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Lilly or Purchaser.

General. CoLucid is a Delaware corporation and a Phase 3 clinical-stage biopharmaceutical company that is developing an innovative and proprietary small molecule for the acute treatment of migraine. The address of CoLucid’s principal executive offices and CoLucid’s phone number at its principal executive offices are as set forth below:

CoLucid Pharmaceuticals, Inc.

222 Third Street, Suite 1320

Cambridge, MA 02142

(857) 285-6495

In connection with our due diligence review of CoLucid, CoLucid made available to us certain financial information described under the heading “Certain Unaudited Prospective Financial Information of CoLucid” in Item 4. – “The Solicitation or Recommendation” of the Schedule 14D-9.

Additional Information. The Shares are registered under the Exchange Act. Accordingly, CoLucid is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning CoLucid’s directors and officers, their compensation, stock options and restricted stock units granted to them, the principal holders of CoLucid’s securities, any material interests of such persons in transactions with CoLucid and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on March 31, 2016 and distributed to CoLucid’s stockholders. Such information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including CoLucid, that file electronically with the SEC.

8.	Certain Information Concerning Lilly and Purchaser

Purchaser is a Delaware corporation and a wholly-owned subsidiary of Lilly, and was formed solely for the purpose of facilitating an acquisition by Lilly. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Upon consummation of the Merger, Purchaser will merge with and into CoLucid and will cease to exist, with CoLucid surviving the Merger. The business address and business telephone number of Purchaser are as set forth below:

ProCar Acquisition Corporation

Lilly Corporate Center

Indianapolis, IN 46285

(317) 276-2000

Lilly was incorporated in 1901 in Indiana to succeed to the drug manufacturing business founded in Indianapolis, Indiana, in 1876 by Colonel Eli Lilly. Lilly discovers, develops, manufactures, and markets products in two business segments – human pharmaceutical products and animal health products. The mission of Lilly’s human pharmaceutical business is to make medicines that help people live longer, healthier, more active lives. Lilly’s vision is to make a significant contribution to humanity by improving global health in the 21st century. Most of the products Lilly sells today were discovered or developed by its own scientists, and its success depends to a great extent on its ability to continue to discover, develop, and bring to market innovative new medicines. Lilly manufactures and distributes its products through facilities in the United States, Puerto Rico, and 14 other countries. Lilly products are sold in approximately 125 countries. The business address and business telephone number of Lilly are as set forth below:

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, IN 46285

(317) 276-2000

The summary information set forth below is qualified in its entirety by reference to Lilly’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the more comprehensive financial and other information in such filings and other publicly available information.

The name, business address, citizenship, current principal occupation or employment, and five-year material employment history of each director and executive officer of Purchaser and Lilly and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as set forth in Schedule I to this Offer to Purchase, during the last five years, none of Purchaser or Lilly, or, to the best knowledge of Purchaser and Lilly, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As of January 31, 2017, Lilly directly beneficially owns 54,683 Shares (or approximately 0.3% of all Shares outstanding as of January 12, 2017).

As a result of the Tender and Support Agreements (as defined below in Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreements”), Purchaser and Lilly may each be deemed to be the beneficial owner of an aggregate of 6,694,843 Shares (or approximately 34.7% of all Shares outstanding as of January 12, 2017). Lilly expressly disclaims beneficial ownership of any Shares covered by the Tender and Support Agreements.

Lilly owns a non-controlling limited partnership interest, which represents approximately 38% of the economic interest, in TVM Life Science Ventures VII, L.P. (“TVM Life Science Ventures”), which is a Supporting Stockholder. Dr. Luc Marengere, a director of CoLucid, is a managing partner of TVM Capital Life Science which, among other things, advises TVM Life Science Ventures. Lilly expressly disclaims beneficial ownership of all Shares owned by such fund.

Lilly owns a non-controlling limited liability company membership interest, which represents approximately 29% of the economic interest, in a fund of funds that owns non-controlling limited partnership interests in investment funds that own Shares, including a non-controlling limited partnership interest, which represents approximately 12% of the economic interest, in A.M. Pappas Life Science Ventures III, L.P. (“Pappas Life Science Ventures”), which is a Supporting Stockholder. Arthur M. Pappas, a director of CoLucid, is the Managing Partner of Pappas Capital, LLC, which manages a series of venture capital funds, including Pappas Life Science Ventures, and Mr. Pappas has an ownership interest in such fund. Lilly expressly disclaims beneficial ownership of all Shares owned by such funds

Except pursuant to the Tender and Support Agreements as set forth in Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreements” or as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Purchaser, Lilly or, to the knowledge of Purchaser and Lilly, the persons listed in Schedule I hereto beneficially owns or has a right to acquire any Shares or any other equity securities of CoLucid; (ii) none of Purchaser, Lilly or, to the knowledge of Purchaser and Lilly, the persons referred to in clause (i) above has effected any transaction with respect to the Shares or any other equity securities of CoLucid during the past 60 days; (iii) none of Purchaser, Lilly or, to the knowledge of Purchaser and Lilly, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of CoLucid (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of Purchaser, Lilly, their subsidiaries or, to the knowledge of Purchaser and Lilly, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and CoLucid or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser, Lilly, their subsidiaries or, to the knowledge of Purchaser and Lilly, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and CoLucid or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Lilly is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports, proxy statements and other information with the SEC relating to its business, its financial condition, information as of particular dates concerning Lilly’s directors and officers, information as of particular dates concerning the principal holders of Lilly’s securities and any material interests of such persons in transactions with Lilly. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to CoLucid in Section 7 – “Certain Information Concerning CoLucid.”

9.	Source and Amount of Funds

We estimate that we will need approximately $960 million to purchase all of the Shares pursuant to the Offer and to complete the Merger. Lilly will provide us with sufficient funds to purchase all Shares validly tendered (and not withdrawn) in the Offer and to provide funding for the Merger. Lilly expects to fund the Offer and the Merger with cash on hand and borrowings at prevailing effective rates under Lilly’s commercial paper program. The Offer is not conditioned upon Lilly’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

10.	Background of the Offer; Past Contacts or Negotiations with CoLucid

The following is a description of contacts between representatives of Lilly and representatives of CoLucid that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of CoLucid’s activities relating to these contacts, please refer to the Schedule 14D-9.

Background of the Offer

In the ordinary course of its business and to supplement its research and development activities, Lilly reviews and considers a variety of potential licensing and partnering relationships and other strategic transactions with third parties, including single-drug candidate companies, such as CoLucid.

On December 16, 2005, pursuant to a development and license agreement, Lilly out-licensed to CoLucid the exclusive, worldwide rights to make, use and sell the active pharmaceutical ingredient in lasmiditan and products containing that ingredient. In consideration for those rights, CoLucid made a cash payment to Lilly, issued Shares to Lilly, undertook certain milestone and royalty payment obligations to Lilly, and granted Lilly the right to appoint an observer to the CoLucid Board, which right Lilly exercised until approximately mid-2014. The original development and license agreement with CoLucid was amended and restated on February 10, 2015 to consolidate a number of amendments to the original development and license agreement, and the amended and restated development and license agreement is described below in Section 11 – “The Merger Agreement; Other Agreements—Other Agreements—License Agreement.” As required under the terms of the development and license agreement, CoLucid provided Lilly with regular updates on the development of lasmiditan.

On May 5, 2015, CoLucid completed the initial public offering of its Shares at a price of $10.00 per Share to fund clinical trials and the development of lasmiditan. These clinical trials included CoLucid’s first Phase 3 pivotal clinical trial of lasmiditan, or SAMURAI, the results of which were obtained in the third quarter of 2016.

On September 6, 2016, CoLucid released the top-line data results of SAMURAI, indicating that SAMURAI achieved both its primary and key secondary efficacy endpoints with statistical significance. Later that day, Dr. Rob Conley, Lilly’s Development Leader and Distinguished Lilly Scholar in Neuroscience, contacted Tom Mathers, CoLucid’s Chief Executive Officer, and indicated Lilly’s interest in receiving additional information regarding CoLucid’s clinical trial results.

On September 10, 2016, representatives of Lilly and Mr. Mathers met to discuss Lilly’s interest in CoLucid as well as the possibility of exploring potential strategic transactions involving CoLucid.

From September 15 to September 18, 2016, representatives of Lilly attended the European Headache and Migraine Trust International Congress in Glasgow, United Kingdom. On September 15, 2016, representatives of

Lilly met with Mr. Mathers and Linda Hogan, CoLucid’s Head, Business Development and Strategy, to negotiate the terms of the Confidentiality Agreement, and on September 16, 2016, Mr. Mathers, Ms. Hogan, Bernice Kuca, CoLucid’s Head of Clinical and Regulatory Operations, and Joe Kovalchin, CoLucid’s Director of Research, met with representatives from Lilly, including Dr. Conley, to discuss non-confidential matters relating to SAMURAI top-line data.

On September 18, 2016, Mr. Mathers met with Darren Carroll, Lilly’s Senior Vice President of Corporate Business Development, to discuss the terms of the Confidentiality Agreement, including the standstill provision. Around that date, CoLucid’s counsel, Faegre Baker Daniels LLP (“FaegreBD”), also spoke with representatives of Lilly regarding the Confidentiality Agreement. On September 23, 2016, Lilly and CoLucid agreed on the terms of, and executed, the Confidentiality Agreement (which was dated as of September 19, 2016 and included customary standstill provisions that automatically terminated upon the execution of the Merger Agreement) described in Section 11 – “Merger Agreement; Other Agreements—Other Agreements—Confidentiality Agreement” below, and after that date CoLucid made non-public information available to Lilly in an online data room.

In late September and early October 2016, representatives of Lilly held several telephone conferences and meetings with representatives of CoLucid to discuss preliminary due diligence, including on September 27, September 29, October 6 and October 7.

On November 8, 2016, representatives from Lilly called Mr. Mathers to indicate that Lilly would be sending a preliminary non-binding indication of interest to acquire CoLucid.

Also on November 8, 2016, Lilly sent CoLucid a preliminary non-binding indication of interest pursuant to which Lilly proposed to acquire CoLucid for $880 million in cash, which corresponds to approximately $42.70 per Share. The indication of interest stated that it was not contingent on Lilly procuring any financing, and identified the remaining due diligence items to be reviewed by Lilly. Lilly indicated a desire to move expeditiously to enter into a definitive agreement. The closing price per Share on November 8, 2016 was $29.25.

On November 13, 2016, a representative of MTS contacted representatives of Lilly to inform Lilly that CoLucid had engaged MTS to explore a potential sale of CoLucid and that MTS would be contacting Lilly about participating in the sale process.

On November 29, 2016, MTS, on behalf of CoLucid, sent an instruction letter to Lilly regarding the process for submitting indications of interest. The process letters indicated that bids would be due on January 3, 2017, and that the bid packages should include a complete mark-up of the Merger Agreement provided to the parties.

On November 30, 2016, CoLucid provided a draft Merger Agreement to be reviewed and revised by the parties interested in acquiring CoLucid.

On December 2, 2016, CoLucid’s management team and representatives of Lilly conducted a telephone conference during which CoLucid representatives answered due diligence questions from Lilly’s representatives.

On December 6, 2016, representatives of Lilly and CoLucid conducted two due diligence telephone conferences. The first addressed matters relating to CoLucid’s Chemistry and Manufacturing Controls, or CMC, and participants from CoLucid included Mr. Mathers, Ms. Hogan and Ray Skwierczynski, CoLucid’s Head, Pharmaceutical Operations. The second addressed CoLucid’s market research, and participants from CoLucid included Mr. Mathers, Ms. Hogan and Matt Dallas, CoLucid’s Chief Financial Officer.

On December 8, 2016, a representative of FaegreBD participated in a conference call with representatives of Lilly and Lilly’s legal counsel to respond to certain due diligence questions relating to CoLucid’s existing employment- and severance-related agreements.

On December 22, 2016, representatives of FaegreBD and representatives of Lilly’s outside legal counsel, Weil, Gotshal & Manges LLP (“Weil”), discussed the draft Merger Agreement provided to potential interested parties and Weil’s preliminary feedback on that draft.

On January 3, 2017, Lilly submitted its revised non-binding indication of interest to acquire all of the outstanding Shares for a price of $46.00 per Share in cash. The closing price per Share on January 3, 2017 was $36.20.

On January 4, 2017, representatives of MTS contacted representatives of Lilly and conveyed that the CoLucid Special Committee directed MTS to inform Lilly that Lilly would be invited to continue to participate in the process to acquire CoLucid, that its due diligence investigation of CoLucid should be completed before Lilly submitted another indication of interest and that Lilly should improve the terms of its indication of interest.

On January 5, 2017, representatives from FaegreBD and Weil conducted a telephone conference to discuss Lilly’s markup of the Merger Agreement. FaegreBD highlighted the concerns of the CoLucid Special Committee with respect to certain terms of the revised draft and requested, among other items: (i) removal of the closing condition relating to a third party contract, (ii) a decrease in the size of the proposed termination fee from 4.5% of equity value to 3.0% of equity value, (iii) certain changes to the non-solicitation and board recommendation covenants, (iv) revisions to the antitrust covenant so that Lilly would be required to take certain actions if requested by the antitrust authorities and (v) revisions to the definition of “material adverse effect.” FaegreBD informed Weil that a second round bid letter would be sent to Lilly soon, and that the letter would instruct Lilly to submit a further revised draft of its markup of the Merger Agreement.

On January 6, 2017, Ms. Hogan and a representative of Lilly discussed the planning for Lilly’s due diligence site visit. Later on January 6, 2017, Ms. Hogan, Ms. Kuca and representatives of Lilly conducted a due diligence call relating to patient level data. Lilly was provided with access to patient level data on January 6, 2017, and a site visit to CoLucid’s contract manufacturer was set for January 9, 2017.

Also on January 6, 2017, representatives from MTS sent the second round process letter to Lilly. That letter requested Lilly to submit its updated bid by 9:00 a.m. EST on January 12, 2017.

On January 9, 2017, at the J.P. Morgan Healthcare Conference in San Francisco, CA, Mr. Mathers along with a representative from MTS met with representatives from Lilly to discuss Lilly’s forthcoming revised indication of interest.

On January 12, 2017, Lilly submitted a revised non-binding indication of interest to acquire all of the outstanding Shares that reiterated its previous price of $46.00 per Share in cash. The revised indication of interest provided that Lilly had completed its due diligence review of CoLucid, other than its final assessment of patient level data, which it expected to complete on January 13, 2017. The indication of interest also contained a revised draft of the Merger Agreement and an initial draft of the Tender and Support Agreement to be signed by certain stockholders of CoLucid.

Later on January 13, 2017, after Lilly’s financial advisor had confirmed that Lilly had completed its due diligence review, MTS instructed Lilly’s financial advisor that Lilly’s “best and final” offer would be due at 3:00 p.m. EST on January 14, 2017. In addition, prior to Lilly’s submission of a revised non-binding indication of interest, representatives of CoLucid and MTS advised representatives of Lilly and Lilly’s financial advisor that an increase in Lilly’s offer price would be necessary.

On January 14, 2017, Lilly provided a further revised non-binding indication of interest to acquire all of the outstanding Shares for a price of $46.50 per Share in cash. After representatives of MTS and CoLucid conferred, representatives of MTS (in accordance with the instructions of the CoLucid Special Committee) informed Lilly that, based on Lilly’s further revised indication of interest, CoLucid had determined to pursue a transaction with Lilly and that the parties should finalize negotiations of the Merger Agreement and the Tender and Support Agreement and proceed to sign expeditiously.

During the course of January 14, 2017 through January 17, 2017, representatives of Weil and FaegreBD negotiated and finalized the terms of the Merger Agreement and the Tender and Support Agreements.

On January 17, 2017, Lilly’s board of directors held a meeting during which it reviewed and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Subsequently, Mr. Carroll contacted Mr. Mathers to inform him that Lilly’s board of directors had approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Later on January 17, 2017, Mr. Mathers contacted Mr. Carroll by telephone to notify him that the CoLucid Special Committee and the CoLucid Board had held a joint meeting and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Subsequently, CoLucid, Lilly and Purchaser executed and delivered the Merger Agreement and Lilly, Merger Sub and the CoLucid stockholders party thereto executed the Tender and Support Agreements. See Section 11 – “Merger Agreement; Other Agreements—Other Agreements—Tender and Support Agreements.”

On the morning of January 18, 2017, prior to the opening of trading of Shares on NASDAQ, Lilly and CoLucid issued a joint press release announcing the execution of the Merger Agreement and the Tender and Support Agreements and the forthcoming commencement of the Offer. The joint press release is included as Exhibit (a)(5)(A) of the Schedule TO and is incorporated herein by reference.

On January 31, 2017, Lilly and Purchaser commenced the Offer.

11.	The Merger Agreement; Other Agreements

Merger Agreement

The Merger Agreement

The following summary of the material provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any factual information about Lilly, Purchaser or CoLucid. Such information can be found elsewhere in this Offer to Purchase.

The Merger Agreement has been filed herewith as required by applicable SEC regulations and solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants, which were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement (and, in the case of certain covenants relating to indemnification of directors and officers, for the benefit of directors and officers of CoLucid designated as third-party beneficiaries), are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, CoLucid. The holders of Shares and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of CoLucid, Lilly, Purchaser or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer

Principal Terms of the Offer

The Merger Agreement provides that, subject to the terms and conditions of the Offer and the Merger Agreement, Purchaser will accept for payment all Shares validly tendered (and not withdrawn) pursuant to the Offer as soon as practicable after Purchaser is permitted to do so under applicable law or regulations, and will pay the Offer Price in exchange for such Shares accepted for payment. The Merger Agreement provides that the obligation of Purchaser to accept for payment, and pay for, the Shares validly tendered (and not withdrawn) is subject to the satisfaction or waiver of the Offer Conditions.

The Merger Agreement provides that Purchaser expressly reserves the right, in its sole discretion, to waive any Offer Condition or make any other changes to the terms and conditions of the Offer, except that, without the prior written consent of CoLucid, Purchaser may not:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought in the Offer;

•	impose conditions to the Offer in addition to the Offer Conditions;

•	amend or modify any of the Offer Conditions in a manner that adversely affects the holders of Shares;

•	change or waive the Minimum Tender Condition;

•	extend or otherwise change the Expiration Date other than as required or permitted by the Merger Agreement; or

•	otherwise amend or modify any terms of the Offer in a manner that adversely affects the holders of Shares.

Extensions of the Offer

The Merger Agreement provides that if, at any scheduled expiration of the Offer, any Offer Condition is not satisfied and has not been waived, subject to the parties’ respective termination rights under the Merger Agreement, Purchaser:

•	shall extend the Offer from time to time: (A) for any period required by any rule, regulation, interpretation or position of the SEC or NASDAQ applicable to the Offer (provided that Purchaser shall not be required to extend the Offer to a date later than the Outside Date); (B) at the request of CoLucid, if, on any then-scheduled Expiration Date, any of the conditions to Purchaser’s obligation to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer set forth in clauses (b) through (i) of Annex A to the Merger Agreement (together with the Minimum Tender Condition, the “Offer Conditions”) is not satisfied and has not been waived by Lilly, but is capable of being satisfied prior to the Outside Date, for one or more extension periods of up to five business days each (or for such longer period as may be agreed by CoLucid), up to and including the Outside Date, the length of each such period to be determined by Purchaser (or Lilly on its behalf), in its sole discretion, to permit such Offer Condition to be satisfied; and (C) at the request of CoLucid, if, on any then-scheduled Expiration Date, the Offer Conditions (other than the Minimum Tender Condition) have been satisfied or have been waived by Lilly, but the Minimum Tender Condition has not been satisfied, for one or more extension periods of at least five business days each, up to and including the Outside Date, the length of each such period to be determined by CoLucid, in its sole discretion, to permit such Offer Condition to be satisfied; and

•

may extend the Offer, from time to time, in its discretion, if, on any then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Lilly, in consecutive increments of up to five business days each (or such longer period as may be agreed by CoLucid) up to and including the Outside Date, the length of each such period to be determined by Purchaser (or Lilly on its behalf) in its sole discretion, to permit such Offer Condition to be satisfied.

Schedule 14D-9 and Board Recommendation.

The Merger Agreement provides that on the date of commencement of the Offer, CoLucid shall file with the SEC and disseminate to holders of Shares, to the extent required by Rule 14d-9 under the Exchange Act and any other applicable laws or regulations, the Schedule 14D-9 that contains (i) the CoLucid Board Recommendation (subject to the terms and conditions of the Merger Agreement); (ii) the opinion of the CoLucid Board’s financial advisor; (iii) a summary of the financial analysis conducted by such financial advisor in accordance with applicable law and regulation; and (iv) the notice and other information required by Section 262(d)(2) of the DGCL.

The Merger

Principal Terms of the Merger

The Merger Agreement provides that the Merger and the transactions contemplated thereby, including the Offer and the Merger, are to be governed by Section 251(h) of the DGCL and that the Merger will be effected without a vote of CoLucid’s stockholders. The Merger Agreement provides that the Merger will close (the “Closing”) as soon as practicable (and, in any event, within two business days) after satisfaction or, to the extent permitted by the Merger Agreement, waiver of all of the conditions to the Merger (including the condition that Purchaser shall have accepted for payment and paid for Shares validly tendered (and not withdrawn) pursuant to the Offer) (the date upon which the Closing occurs, the “Closing Date”).

The Merger Agreement provides that, as soon as practicable after the Closing, the parties will file with the Delaware Secretary of State a certificate of merger (the “Certificate of Merger”). The Merger Agreement provides that the Merger will become effective at such date and at such time as the Certificate of Merger has been duly filed with the Delaware Secretary of State (or at such later time as may be agreed by the parties that is specified in the Certificate of Merger). The Merger Agreement provides that, at the Effective Time, the separate corporate existence of Purchaser will cease, and CoLucid will continue as the Surviving Corporation.

The Merger Agreement provides that, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive an amount equal to the Merger Consideration, payable to the holder thereof in accordance with the terms and conditions of the Merger Agreement, unless:

•	such Share is owned by Purchaser, Lilly, CoLucid (or held in CoLucid’s treasury) or any direct or indirect wholly-owned subsidiary of Lilly immediately prior to the Effective Time, in which case such Share will be canceled, and no payment will be made with respect thereto; or

•	such Share is a Dissenting Share (as defined below in the following paragraph).

The Merger Agreement provides that Shares that are issued and outstanding immediately prior to the Effective Time that are held by any person who (i) is entitled to demand and has properly exercised and perfected a demand for appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) and (ii) as of the Effective Time, has neither effectively withdrawn nor lost such person’s rights to such appraisal and payment under the DGCL with respect to such Shares (“Dissenting Shares”), will not be converted into the right to receive Merger Consideration as provided in the Merger Agreement, but rather the holders of Dissenting Shares will be entitled to be paid the fair value of such Dissenting Shares in accordance with Section 262. The Merger Agreement provides that, if any such holder will fail to perfect or otherwise will waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares will cease and such Dissenting Shares will be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, Merger Consideration as provided in the Merger Agreement.

Treatment of CoLucid Stock Options and Restricted Stock Units in the Merger

Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of any holder of any outstanding stock option, each stock option that is outstanding, whether vested or unvested, subject to the terms and conditions set forth in the Merger Agreement, will terminate and be cancelled and each holder of such stock option will be entitled to receive from CoLucid, and will receive within ten business days following the Effective Time, in settlement of each such stock option a lump sum cash payment in the amount of the aggregate Option Consideration. The “Option Consideration” means, with respect to any Share issuable under a particular option, whether vested or unvested, an amount (not less than zero) equal to (a) the Merger Consideration, without interest; less (b) the exercise price payable in respect of such Share issuable under such option, less any applicable withholdings for taxes. Notwithstanding the foregoing, if the exercise price per Share of any stock option equals or exceeds the Merger Consideration, such stock option shall automatically terminate and be cancelled immediately prior to the Effective Time, without any consideration being payable in respect thereof, and have no further force or effect.

The Merger Agreement also provides that, immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of any holder of any outstanding restricted stock unit, each restricted stock unit that is outstanding, whether vested or unvested, subject to the terms and conditions set forth in the Merger Agreement, will terminate and be canceled and each holder of such restricted stock unit will be entitled to receive from CoLucid, and will receive within ten business days following the Effective Time, in settlement of each such restricted stock unit the RSU Cash Amount. The “RSU Cash Amount” means an amount equal to the product of (i) the total number of Shares issuable in settlement of the restricted stock unit immediately prior to the Effective Time, multiplied by (ii) the Merger Consideration, without interest, less any applicable withholdings for Taxes.

Plan Matters

The Merger Agreement provides that as soon as practicable after the date of the Merger Agreement, and in any event prior to the Effective Time, CoLucid and the CoLucid Board (and any applicable subcommittee), as applicable, will take any action necessary to cause each of CoLucid’s 2006 Equity Incentive Plan and CoLucid’s 2015 Equity Incentive Plan (together, the “Equity Plans”) to be terminated as of the Effective Date.

2015 Employee Stock Purchase Plan

The Merger Agreement provides that CoLucid will suspend its ESPP as of the end of the current purchase period under the ESPP (the “Current Purchase Period”) and will cause no further purchase periods to commence under the ESPP following the date of the Merger Agreement by adopting any necessary or applicable amendment or resolution to (i) provide that the Current Purchase Period and each participant’s outstanding right to purchase Shares under the ESPP will terminate as of the end of the Current Purchase Period, (ii) provide that no further offering or purchase periods shall be commenced after the date of the Merger Agreement, (iii) terminate the ESPP prior to the Effective Time and (iv) if the Effective Time would otherwise occur before the end of the Current Purchase Period, shorten the Current Purchase Period as of a specified trading day at least ten days prior to the date on which the Effective Time occurs. CoLucid will also ensure, by amendment or other action necessary, that participants in the ESPP may not increase their payroll deduction during the Current Purchase Period from those in effect as of the date of the Merger Agreement. All amounts accrued in each participant’s account under the ESPP as of the purchase date at the end of the Current Purchase Period will be used to purchase Shares from CoLucid at the applicable price for the Current Purchase Period (which purchase price for such shares will not exceed $72,000 in the aggregate).

Adjustments to the Offer Price and Merger Consideration

The Merger Agreement provides that if, between the date of the Merger Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price and Merger Consideration will be appropriately adjusted to reflect such change.

Representations and Warranties

In the Merger Agreement, CoLucid has made customary representations and warranties to Lilly and Purchaser, including representations relating to, among other things: corporate organization; capitalization; corporate authorization; no conflicts; subsidiaries; SEC filings, financial statements, internal controls and the Sarbanes-Oxley Act; absence of certain changes; litigation; accuracy of the information supplied for inclusion in the Schedule TO and related documents and the Schedule 14D-9; employee benefit plans; taxes; environmental matters; compliance with applicable law or regulations; intellectual property; labor and employment matters; insurance; material contracts; properties; privacy matters; regulatory matters; compliance with the U.S. Foreign Corrupt Practices Act and other applicable anti-corruption laws; the opinion of the CoLucid Board’s financial advisor; broker’s or finder’s fees; and related person transactions.

In the Merger Agreement, Lilly and Purchaser have made customary representations and warranties to CoLucid, including representations relating to, among other things: corporate organization; Lilly’s and Purchaser’s ownership of Shares; corporate authorization; no conflicts; accuracy of the information supplied for inclusion in the Schedule TO and related documents and the Schedule 14D-9; broker’s or finder’s fees; litigation; availability of funds; and solvency.

Material Adverse Effect

Certain of the representations and warranties contained in the Merger Agreement and certain of the Offer Conditions contained in the Merger Agreement and this Offer to Purchase refer to the concept of a “Company Material Adverse Effect.”

The Merger Agreement defines a “Company Material Adverse Effect” as any change, event, occurrence, development or state of facts that, individually or in the aggregate: (a) has had or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of CoLucid, it being understood that if the United States Food and Drug Administration (“FDA”) issues an order to CoLucid causing it to suspend its ongoing clinical trial relating to the Compound (as defined in the Merger Agreement), such event shall constitute a Company Material Adverse Effect; or (b) would reasonably be expected to prevent, materially delay or materially impair the ability of CoLucid to consummate the transactions contemplated by the Merger Agreement; provided, however, that none of the following shall constitute, or shall be considered in determining whether there has occurred, a Company Material Adverse Effect (except, in the case of clauses (i) through (v) and (ix) below, to the extent such condition has had a disproportionate effect on CoLucid compared to other participants in the industries in which the CoLucid conducts its business): (i) changes in conditions in the global economy or capital or financial markets generally; (ii) changes in general legal, tax, regulatory, political, social, economic, financial or business conditions; (iii) general market or economic conditions in the industry or industries in which CoLucid operates; (iv) changes in applicable law or interpretations thereof; (v) changes in United States generally accepted accounting practices (“GAAP”) or other accounting principles or the interpretation thereof; (vi) in and of itself, any change in CoLucid’s stock price or trading volume, any decrease in the ratings or ratings outlook for CoLucid, or any failure by CoLucid to meet (or the publication of any report regarding) any projections, forecasts, budgets, estimates or outlook of or relating to CoLucid, including with respect to revenues or earnings or other internal or external financial or operating projections (it being agreed that the underlying facts and circumstances giving rise to the foregoing occurrences may be taken into account in determining whether a Company Material Adverse Effect has occurred); (vii) the announcement or pendency of the Merger Agreement or the transactions contemplated thereby or the execution, announcement, performance or existence of the Merger Agreement; provided that, the exception in this clause (vii) shall not apply to the representations and warranties relating to non-contravention against CoLucid’s organization documents, contracts or any judgment, ruling, order, writ, injunction or decree or any representation and warranty relating to the validity and enforceability of CoLucid’s material contracts; (viii) the taking or not taking of any action at the request of or with the consent of Lilly or Purchaser or as required by the Merger Agreement (including any actual or potential loss or impairment after the date of the Merger Agreement of any contract or business relationship as a result of any of the foregoing) (it being agreed that any adverse effect resulting from the manner in which CoLucid takes or fails to take such action or complies with the terms of the Merger Agreement will not be excluded from the determination of whether a Company Material Adverse Effect has occurred); (ix) the threat, occurrence, escalation, outbreak or worsening of any natural disaster, force majeure event, acts of God, acts of war, police or military action, armed hostilities, sabotage or terrorism; and (x) any effect, circumstance or other matter resulting from, arising out of or relating to any conditions or events that occur in connection with CoLucid’s preclinical or clinical studies or the results of such studies or announcements thereof, other than (A) the occurrence of any “serious adverse event” (as defined in 21 CFR Section 312.32) relating to any heart attack, angina, stroke, transient ischemic attack or death involving any clinical investigation subject or patient who is administered any Product Candidate (as defined in the Merger Agreement) or Product (as defined in the Merger Agreement) or (B) any order issued by the FDA to CoLucid causing it to suspend its ongoing clinical trial relating to the Compound.

Covenants

Operating Covenants

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the earlier of the Acceptance Time and the termination of the Merger Agreement pursuant to its terms (the “Pre-Closing Period”), except (i) with the written consent of Lilly (which consent will not be unreasonably withheld, conditioned or delayed), (ii) as expressly permitted or required pursuant to the Merger Agreement, or (iii) as required by any applicable law or judgment or by the terms of any contract or employee benefit plan in effect on the date of the Merger Agreement, the businesses of CoLucid shall be conducted in the ordinary course of business and consistent with past practices, and CoLucid shall use its commercially reasonable efforts to maintain and preserve intact its business organization, to preserve its relations and good will with all persons having business dealings with CoLucid, to retain the services of CoLucid’s business associates, agents, current officers and key employees, to prosecute and maintain intellectual property in the usual course of business and, to comply with applicable laws and the requirements of its contracts.

The Merger Agreement also provides that during the Pre-Closing Period, except (i) with the written consent of Lilly (which consent will not be unreasonably withheld, conditioned or delayed), (ii) as expressly permitted or required pursuant to the Merger Agreement, or (iii) as required by any applicable law or judgment or by the terms of any contract or employee benefit plan in effect on the date of the Merger Agreement, CoLucid will not do any of the following without the prior written consent of Lilly:

•	form any subsidiary or, other than in the ordinary course of business, acquire any assets, securities, properties, rights, interests in any business;

•	sell, lease, sublease, license, sublicense, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire, transfer or dispose of, or create or incur any lien on, any of CoLucid’s assets, regulatory authorizations, securities, properties, rights, interests or businesses;

•	amend CoLucid’s certificate of incorporation or bylaws;

•	declare, set aside, set a record date for, or pay any dividend or other distribution payable in cash, capital stock, property or otherwise (or any combination thereof) with respect to any of CoLucid’s securities or enter into any agreement with respect to the voting of CoLucid’s securities;

•	purchase, redeem or otherwise acquire, or authorize or agree to purchase, redeem or acquire, any of CoLucid’s securities (except, with respect to any of CoLucid’s securities outstanding under any Equity Plan, in the ordinary course of business or as required by the applicable Equity Plan);

•	split, combine, subdivide or reclassify any of CoLucid’s securities;

•	issue, sell, grant, dispose of, pledge, deliver, transfer or otherwise encumber or authorize, propose or agree to the issuance, sale, grant, disposition, pledge, delivery, transfer or encumbrance by CoLucid of, any CoLucid security, except (A) for Shares issuable upon the exercise or conversion of options and restricted stock units outstanding on the date of the Merger Agreement or (B) for the issuance of Shares pursuant to the ESPP as contemplated in the Merger Agreement;

•	commence any new, or extend any existing, offering or purchase period under the ESPP;

•	(A) incur, assume, or modify in any material respect, the terms of any indebtedness for borrowed money (other than trade payables) in excess of $250,000 in the aggregate or guarantee, endorse or otherwise become responsible for any such indebtedness or (B) redeem, repurchase, prepay, defease or cancel any indebtedness for borrowed money, other than as required in accordance with the terms of the contract evidencing such indebtedness;

•	except as required by law or any employee benefit plan as in effect on the date of the Merger Agreement, (A) grant or increase the severance or termination pay to any current or former director, employee, agent or consultant of CoLucid, (B) execute any employment, consultancy, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any such director, employee, agent or consultant of CoLucid, (C) increase the benefits payable beyond the level of any existing severance or termination pay practices or employment agreements, (D) increase the compensation, bonus or other benefits of any current or former director, employee, agent or consultant of CoLucid, (E) adopt, enter into or establish any new employee benefit plan or agreement that would be an employee benefit plan if it were in existence on the date of the Merger Agreement, or amend in any material respect any existing employee benefit plan, (F) provide for the grant of options, restricted stock units or any other equity-based compensation awards, (G) accelerate the payment, right to payment, funding or vesting of any compensation or benefits, (H) lend or advance any money or other property to any present or former director or employee of CoLucid, (I) hire any person for employment with CoLucid, or (J) enter into any collective bargaining agreement or other labor agreement;

•	make, change or rescind any material tax election, change any annual tax accounting period, adopt or change any material method of tax accounting, enter into any material closing agreement with respect to any tax, surrender any right to claim a material tax refund, settle or compromise any material tax claim, audit or assessment, or consent to any waiver of the statute of limitations period applicable to any material tax or material tax return;

•	agree to or otherwise settle, compromise, release, assign or otherwise resolve in whole or in part any action for an amount of $250,000 or more (excluding any amounts paid or reimbursed by any insurance policy) or any of its obligations or liabilities in excess of such amount and CoLucid shall not settle any action (regardless of the amount involved) if any such settlement would impose any material obligation or restriction on CoLucid from time to time or on CoLucid’s ability to own or operate any of its assets, licenses, operations, rights, product lines, businesses or interests therein or require any material changes to the business of CoLucid from time to time;

•	engage in any transaction or series of transactions with any Affiliate that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act of 1933, without regard to any monetary thresholds therein;

•	make or commit to make capital expenditures other than in accordance with CoLucid’s capital expenditure budget;

•	make any loans, advances or capital contributions in excess of $250,000 in the aggregate;

•	enter into any agreement, arrangement or commitment that materially limits or otherwise restricts CoLucid from time to time from engaging or competing in any line of business or in any geographic area or otherwise enter into any agreements, arrangements or commitments imposing material changes or restrictions on its assets, operations or business;

•	enter into any material lease or sublease of real property (whether as lessor, sublessor, lessee or sublessee) or materially modify, materially amend, terminate or fail to exercise any right to renew CoLucid’s current lease;

•	materially change its accounting methods, principles or practices, other than as required by GAAP or applicable law or regulation;

•	take or fail to take any action that would reasonably be expected to result in any of the Offer Conditions not being satisfied or prevent or materially delay or impede the consummation of the Offer, the Merger, and other transactions contemplated by the Merger Agreement, except as permitted under the no solicitation and superior proposal provisions of the Merger Agreement described below;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	except as provided in CoLucid’s 2017 budget, (A) enter into any agreement that would constitute a Company Material Contract (as defined in the Merger Agreement) if it were in existence on the date hereof, (B) terminate, amend, restate or supplement any Company Material Contract or (C) waive, release or assign any rights or claims under any Company Material Contract;

•	fail to keep in full force and effect all insurance policies maintained by CoLucid, other than such policies that expire by their terms or changes to such made in the ordinary course of business;

•	participate in any scheduled meetings or teleconferences with, or correspond in writing, communicate or consult with the FDA or any similar governmental authority without providing Lilly prior written notice and, within 24 hours, the opportunity to consult with CoLucid with respect to such correspondence, communication or consultation;

•	with respect to Company Intellectual Property (as defined in the Merger Agreement), (A) sell, assign, license, sublicense, encumber, impair, abandon, fail to diligently maintain, transfer or otherwise dispose of any of CoLucid’s right, title or interest in any Company Intellectual Property, (B) extend, amend, waive, cancel or modify any rights in or to the Company Intellectual Property, (C) fail to diligently prosecute the patent applications owned by CoLucid or (D) divulge, furnish to or make accessible any trade secrets within Company Intellectual Property to any third party who is not subject to an enforceable written agreement to maintain the confidentiality of such trade secrets; or

•	authorize, approve, agree, commit or offer to take any of the actions precluded by the foregoing.

No Solicitation and Superior Proposal Provisions

The Merger Agreement provides that, during the Pre-Closing Period, CoLucid shall not, and CoLucid shall ensure that its representatives do not, directly or indirectly (i) initiate, solicit, or knowingly encourage or facilitate (including through the furnishing of any nonpublic information) the submission or announcement of any Takeover Proposal (as defined below) or any inquiry, indication of interest, offer or proposal that would reasonably be expected to lead to a Takeover Proposal (a “Takeover Inquiry”); (ii) participate or engage in any discussions or negotiations regarding, or furnish to any person any information in connection with, or knowingly take any action to facilitate any inquiry or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Takeover Proposal or Takeover Inquiry; (iii) approve, endorse or recommend any Takeover Proposal (or resolve or publicly propose to do any of the foregoing); or (iv) enter into any agreement, agreement in principle, letter of intent or similar document with respect to, or any contract contemplating or otherwise relating to, any Takeover Proposal or Takeover Inquiry (other than an Acceptable Confidentiality Agreement) or accept any Takeover Proposal (or resolve or publicly propose to do any of the foregoing). The Merger Agreement provides that each stockholder of CoLucid that is a party to a Tender and Support Agreement and each of such stockholder’s directors, officers and employees shall be deemed to be a representative of CoLucid for purposes of the non-solicitation provisions of the Merger Agreement. Any action taken by any representative of CoLucid which, if taken by CoLucid, would be a breach of the provisions set forth in the non-solicitation provisions of the Merger Agreement will be deemed to constitute a breach thereof by CoLucid. Notwithstanding the foregoing, if prior to the Acceptance Time, CoLucid receives an unsolicited written Takeover Proposal from a third party that has not been withdrawn, CoLucid and its representatives may (x) furnish access and nonpublic information with respect to CoLucid to the person making such Takeover Proposal and its representatives, pursuant to an Acceptable Confidentiality Agreement (as defined below) and (y) enter into and participate in discussions or negotiations with such person making such Takeover Proposal and its representatives, in the case of each of clauses (x) and (y), if and only if: (1) there shall have been no material breach or violation of the terms of the non-solicitation provisions contained in the Merger Agreement in connection with such person making such Takeover Proposal; (2) prior to taking any action contemplated in clauses (x) or (y) with respect to such person, the CoLucid Board or the CoLucid Special Committee shall have determined in good faith (after consultation with outside counsel and the CoLucid Board’s financial advisor) that the failure to do so would be inconsistent with its fiduciary duties to CoLucid’s stockholders under applicable law; and (3) contemporaneously with furnishing or making available any information to such person, CoLucid furnishes or makes available such information to Lilly (to the extent not previously furnished or made available to Lilly). Any nonpublic information furnished to such third party shall be subject to a confidentiality agreement with CoLucid in customary form that (i) is no less favorable to CoLucid with respect to confidentiality than the Confidentiality Agreement, dated September 19, 2016, by and between CoLucid and Lilly (the “Confidentiality Agreement”) and (ii) does not prohibit CoLucid from complying with its obligations under the non-solicitation provisions of the Merger Agreement (an “Acceptable Confidentiality Agreement”).

Nothing contained in the Merger Agreement shall prohibit CoLucid, the CoLucid Board or the CoLucid Special Committee from stating and disclosing to the CoLucid stockholders a position contemplated by Rules 14d-9 and 14e 2(a) promulgated under the Exchange Act; provided, however, that (A) the non-solicitation provisions of the Merger Agreement shall not be deemed to permit the CoLucid Board or the CoLucid Special Committee to make a Company Adverse Change Recommendation except to the extent specifically permitted therein and (B) any such communication or disclosure, other than any “stop, look and listen” communication by or on behalf of CoLucid pursuant to Rule 14d-9(f), shall be deemed to be a Company Adverse Change Recommendation unless the CoLucid Board and the CoLucid Special Committee expressly publicly reaffirms the Company Board Recommendation in such disclosure.

The Merger Agreement provides that CoLucid shall (i) promptly (within 24 hours) notify Lilly in writing of the receipt of any Takeover Proposal or Takeover Inquiry, (ii) provide Lilly with a reasonably detailed summary of the material terms and conditions thereof (including the identity of the person making such Takeover Proposal or Takeover Inquiry) and copies of any written materials received from or on behalf of such person relating to such Takeover Proposal or Takeover Inquiry, (iii) keep Lilly reasonably informed of any material developments, discussions or negotiations regarding such Takeover Proposal or Takeover Inquiry (including any material modifications to the financial or other material terms and conditions of such Takeover Proposal or Takeover Inquiry) on a prompt basis (and provide copies of any written materials received from or on behalf of such person relating to such Takeover Proposal or Takeover Inquiry) and (iv) upon the request of Lilly, reasonably inform it of the status of such Takeover Proposal or Takeover Inquiry.

The Merger Agreement also provides that CoLucid shall, and shall ensure that its representatives immediately cease all discussions and negotiations that commenced prior to the date of the Merger Agreement with any person (other than Lilly) relating to any Takeover Proposal or Takeover Inquiry. CoLucid also shall promptly terminate all physical and electronic data room access previously granted to any such person or any of its representatives and request the return or destruction of all confidential information provided by or on CoLucid’s behalf to any such person or its representatives after the date of the Merger Agreement.

As defined in the Merger Agreement, “Takeover Proposal” means any indication of interest, offer or proposal (other than an indication of interest, offer or proposal made or submitted by Lilly, Purchaser or one or more of their affiliates) from any person or “group” (as defined in the Exchange Act) contemplating or otherwise relating to any transaction or series of transactions involving: (a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction involving CoLucid and (i) in which a person or “group” (as defined in the Exchange Act) of persons directly or indirectly acquires or would acquire beneficial or record ownership of securities representing more than 20% of the outstanding securities or voting power of any class of voting securities of CoLucid or any surviving entity or (ii) in which CoLucid issues securities representing more than 20% of the outstanding securities of any class of voting securities of CoLucid; (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets, in each case, that constitute or account for 20% or more of the net revenues, net income or assets of CoLucid; or (c) any liquidation or dissolution of CoLucid.

As defined in the Merger Agreement, “Superior Proposal” means any unsolicited, bona fide written Takeover Proposal made by a third party that the CoLucid Board determines in good faith, after consultation with outside legal counsel and the CoLucid Board’s financial advisor, taking into account all relevant factors, including the price, form of consideration, closing conditions, the legal, regulatory and financial aspects thereof, the ability to finance the proposal, the prospects for completion and other aspects of the proposal that the CoLucid Board deems relevant, (i) would, if consummated, result in a transaction that is more favorable to the CoLucid stockholders from a financial point of view than the Offer and the Merger (including the terms of any proposal by Lilly to modify the terms of the transactions contemplated by the Merger Agreement) and (ii) is reasonably likely to be consummated on the terms proposed. For purposes of the reference to a “Takeover Proposal” in this definition, all references to 20% in the definition of “Takeover Proposal” will be deemed to be references to “50%.”

Change of Recommendation

The Merger Agreement provides that during the Pre-Closing Period, neither the CoLucid Board nor any committee thereof shall (i)(A) fail to make, withhold, withdraw (or modify in a manner adverse to Lilly), or publicly propose to withdraw (or modify in a manner adverse to Lilly) the CoLucid Board’s recommendation to CoLucid stockholders to accept the Offer and tender their Shares pursuant to the Offer (the “Company Board Recommendation”) or (B) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”); (ii) fail to publicly reaffirm the Company Board Recommendation within ten business days after Lilly so requests in writing; or (iii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow CoLucid to execute or enter into any contract with respect to, any Takeover Proposal (other than an Acceptable Confidentiality Agreement).

The Merger Agreement provides that, notwithstanding anything to the contrary contained in the Merger Agreement, at any time prior to the Acceptance Time, if: (i) CoLucid has received a bona fide written Takeover Proposal (which Takeover Proposal did not result from or arise out of or in connection with a breach of Section 6.6 of the Merger Agreement) from any person that has not been withdrawn and, after consultation with outside legal counsel and the CoLucid Board’s financial advisor, the CoLucid Board and the CoLucid Special Committee have determined in good faith that such Takeover Proposal is a Superior Proposal (after giving effect to all of the revisions to the terms of the Merger Agreement which may be offered by Lilly, including pursuant to clause (C) below); or (ii) there has been an Intervening Event (defined below), then (x) the CoLucid Board or the CoLucid Special Committee prior to the Acceptance Time may make a Company Adverse Change Recommendation or (y) in the case of a Superior Proposal, CoLucid may terminate the Merger Agreement in accordance with Section 8.1(d) of the Merger Agreement in order to enter into a Specified Agreement (defined below) with respect to such Superior Proposal, in the case of each of clauses (i) and (ii), if and only if: (A) the CoLucid Board and the CoLucid Special Committee have determined in good faith, after consultation with outside legal counsel and the CoLucid Board’s financial advisor, that the failure to do so would be inconsistent with the CoLucid Board’s and the CoLucid Special Committee’s fiduciary duties to CoLucid’s stockholders under applicable law; (B) CoLucid shall have given Lilly prior written notice of its intention to make a Company Adverse Change Recommendation or terminate the Merger Agreement pursuant to Section 8.1(d) thereof at least four business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”), which notice shall have included (1) with respect to an Intervening Event, a description of the Intervening Event or (2) with respect to such Superior Proposal (which notice shall have included a copy of the Specified Agreement (in the case of clause (y) above), the identity of the person making such Superior Proposal, a summary of the terms and conditions of such Superior Proposal in accordance with, and any other information required by, Section 6.6(b) of the Merger Agreement); (C)(1) CoLucid shall have given Lilly four business days after Lilly’s receipt of the Determination Notice to propose revisions to the terms of the Merger Agreement or make other proposals so that either (aa) such Takeover Proposal would cease to constitute a Superior Proposal or (bb) such Intervening Event would cease to warrant a Company Adverse Change Recommendation, and shall have made its representatives available to, and negotiated in good faith with, Lilly with respect to such proposed revisions or other proposals, if any, during such period, (2) at the end of such period, after considering the results of such negotiations and giving effect to such proposed revisions or other proposals made by Lilly, if any, and after consultation with outside legal counsel and the CoLucid Board’s financial advisor, the CoLucid Board and the CoLucid Special Committee shall have determined in good faith that such Takeover Proposal is still a Superior Proposal or such Intervening Event continues to warrant a Company Adverse Change Recommendation and, after consultation with outside legal counsel, that the failure to make such Company Adverse Change Recommendation or terminate the Merger Agreement pursuant to Section 8.1(d) thereof would be inconsistent with the CoLucid Board’s and the CoLucid Special Committee’s fiduciary duties to CoLucid’s stockholders under applicable law. For the avoidance of doubt, the provisions of this paragraph shall also apply to every material amendment to any Takeover Proposal and shall require a new Determination Notice be delivered to Lilly in accordance with clause (B) above, except that the “matching” period described in clauses (B) and (C) above shall be two business days rather than the initial four business day period.

As defined in the Merger Agreement, an “Intervening Event” means any material event, fact, development or occurrence (other than any event, fact, development or occurrence resulting from a material breach of the Merger Agreement by CoLucid) with respect to CoLucid occurring or arising after the date of the Merger Agreement that would be reasonably likely to result in the standalone financial condition of CoLucid being more favorable to CoLucid’s stockholders than this Agreement and the transactions contemplated by the Merger Agreement and that: (a) was not known by and was not reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of the consequences of which were not known or reasonably foreseeable) to the CoLucid Board and the CoLucid Special Committee as of or prior to the date of the Merger Agreement and becomes known to the CoLucid Board and the CoLucid Special Committee after the date of the Merger Agreement and prior to the Acceptance Time; and (b) does not relate to (i) any Takeover Proposal or any matter relating thereto or consequence thereof, (ii) any event, change or circumstance relating to Lilly, Purchaser or any of their respective Affiliates, (iii) the timing of any consent, registration, approval, permit, clearance or authorization required to be obtained prior to the Effective Time by CoLucid or Lilly or any of Lilly’s Subsidiaries from any governmental authority in connection with this Agreement or the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement, (iv) the fact, in and of itself, that CoLucid meets or exceeds (or the publication of any report regarding) any projections, forecasts, budgets, estimates or outlook of or relating to CoLucid for any period ending on or after the date of the Merger Agreement, including with respect to revenues or earnings or other internal or external financial or operating projections (provided that the exception in this clause (iv) shall not prevent or otherwise affect any such event, fact, development or occurrence underlying CoLucid meeting or exceeding such projections, forecasts, budgets, estimates or outlook from being taken into account in determining whether an Intervening Event has occurred), (v) any changes after the date of the Merger Agreement in the stock price or trading volume of the Shares or any decrease in the ratings or ratings outlook for CoLucid (provided that the exception in this clause (v) shall not prevent or otherwise affect any such event, fact, development or occurrence underlying such change in stock price or trading volume or such decrease in ratings or ratings outlook from being taken into account in determining whether an Intervening Event has occurred) or (vi) any change in general legal, Tax (as defined in the Merger Agreement), regulatory, political, social, economic, financial or business conditions (except, in the case of this clause (vi), to the extent such change has had a disproportionate effect on CoLucid compared to other participants in the industries in which CoLucid conducts its business, in which case, only the extent of such disproportionate effect shall be taken into account when determining whether an Intervening Event has occurred).

Access to Information

The Merger Agreement provides that during the Pre-Closing Period, CoLucid shall, and shall cause its officers, directors, employees and other representatives of CoLucid to provide the officers, employees, agents and other representatives of Lilly and Purchaser reasonable access during normal business hours to the officers, employees, representatives, properties, facilities, books, records, work papers, correspondence (in each case, whether in physical or electronic form), contracts and other assets of CoLucid as Lilly and Purchaser reasonably request and shall furnish Lilly and Purchaser all other information concerned CoLucid’s business, properties and personnel as Lilly and Purchaser through their officers, employees or agents, may reasonably request, subject to customary exceptions, including whether such disclosure would result in a waiver of any attorney-client or other legal privilege of CoLucid or would contravene any applicable law or regulation or binding confidentiality obligation.

Notice of Certain Events

The Merger Agreement provides that during the Pre-Closing Period, CoLucid agrees to give prompt notice to Lilly and Purchaser (i) of any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement; (ii) of receipt of any notice or other communication from any governmental authority in connection with the transactions contemplated by the Merger Agreement; (iii) of any action commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting CoLucid that, if pending on the date of the Merger Agreement, would have been required to have been disclosed pursuant to any Section of the Merger Agreement or that relates to the consummation of any of the transactions contemplated by the Merger Agreement; and (iv) upon becoming aware that any representation or warranty made by it in the Merger Agreement has become untrue or inaccurate, or of any failure by CoLucid to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of Lilly and Purchaser to consummate the Offer or the Merger to fail to be satisfied.

The Merger Agreement also provides that during the Pre-Closing Period, Lilly agrees to give prompt notice to CoLucid (i) of any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement and obtaining such consent would (in the good faith determination of Lilly) reasonably be expected to prevent or materially delay the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement; (ii) of any action commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Lilly that, if pending on the date of the Merger Agreement, would have been required to have been disclosed pursuant to any Section of the Merger Agreement or that relates to the consummation of any of the transactions contemplated by the Merger Agreement; (iii) of receipt of any notice or other communication from any governmental authority in connection with the transactions contemplated by the Merger Agreement; and (iv) upon becoming aware that any representation or warranty made by it in the Merger Agreement has become untrue or inaccurate, or of any failure by Lilly to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to result in a Parent Material Adverse Effect (as defined in the Merger Agreement).

Director and Officer Indemnification

Pursuant to the terms of the Merger Agreement, CoLucid’s directors and executive officers will be entitled to certain indemnification rights and coverage under directors’ and officers’ liability insurance policies for a period of time following the Effective Time.

Pursuant to the Merger Agreement, Lilly and Purchaser agree that all rights to advancement of expenses, indemnification and exculpation by CoLucid in favor of each person who is or was an officer or director of CoLucid (each an “Indemnified Party”) for such person’s acts or omissions occurring prior to the Effective Time in his or her capacity as an officer or director of CoLucid as provided in CoLucid’s certificate of incorporation and by-laws (the “CoLucid Charter Documents”) as in effect on the date of the Merger Agreement, or pursuant to any other indemnification agreements in effect on the date of the Merger Agreement, shall survive the Merger from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs. The Merger Agreement provides that from and after the Effective Time until the sixth anniversary of the Effective Time, Lilly will cause the Surviving Corporation to indemnify, defend and hold harmless, and advance expenses to, the Indemnified Parties with respect to (i) all acts or omissions by them in their capacities as such at any time at or prior to the Effective Time or (ii) any costs or expenses (including reasonable and documented attorneys’ fees), judgments, fines, losses, claims, damages and liabilities incurred by such Indemnified Party in his or her capacity as a current or former officer or director of CoLucid in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to the Merger, the Merger Agreement or any of the other Transactions, in either case, to the fullest extent permitted by CoLucid Charter Documents, any other indemnification agreements or applicable law. Further, under the Merger Agreement, from and after the Effective Time until the sixth anniversary of the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable in any material respect regarding indemnification, advancement of expenses and exculpation of the Indemnified Parties than are set forth in CoLucid Charter Documents as in effect on the date of the Merger Agreement.

The Merger Agreement provides that Lilly will either (i) cause to be maintained in effect, for a period of six years after the Effective Time, the directors’ and officers’ liability insurance policy that was in effect on the date of the Merger Agreement (the “D&O Insurance”) covering acts or omissions occurring at or prior to the Effective Time with respect to those persons who are covered by the D&O Insurance as of the Effective Time, or (ii) obtain, in consultation with CoLucid, a prepaid (or “tail”) directors’ and officers’ liability insurance policy covering acts or omissions occurring at or prior to the Effective Time for a period of six years after the Effective Time, with respect to those persons who are covered by the D&O Insurance as of the Effective Time on terms with respect to such coverage and amounts no less favorable to such indemnified persons than those of the D&O Insurance; provided, that (A) Lilly may substitute one or more policies of a reputable and financially sound insurance company for the D&O Insurance, so long as such substitute policies have at least the same coverage and amounts and contain terms and conditions which are no less advantageous to the persons currently covered by the D&O Insurance; (B) Lilly will not be required to pay any annual premium for the D&O Insurance or any substitutes with respect thereto in excess of 250% of the amount paid by CoLucid for coverage for the period of 12 months most recently commenced prior to the date of the Merger Agreement (such amount paid by CoLucid, the “Maximum Amount”); and (C) if the premium for the D&O Insurance or any substitutes therefor exceeds 250% of the Maximum Amount, Lilly will purchase a substitute policy with the greatest coverage available for 250% of the Maximum Amount. Lilly will provide, or cause to be provided, a copy of such D&O Insurance to each current director and officer of CoLucid.

Pursuant to the Merger Agreement, if Lilly or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other entity and is not the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any entity or person, then, and in each such case, proper provision shall be made so that the successors and assigns of Lilly or the Surviving Corporation, as the case may be, will assume the obligations described above and in the Merger Agreement.

Commercially Reasonable Efforts to Consummate the Merger; Regulatory Filings

The Merger Agreement provides that each of the parties shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other transactions contemplated by the Merger Agreement as promptly as practicable. Without limiting the generality of the foregoing, each party shall use commercially reasonable efforts to (i) make all filings or obtain as soon as practicable all consents (if any) required to be made with or obtained from any governmental authority by such party in connection with the Offer, the Merger, and each of the other transactions contemplated by the Merger Agreement; and (ii) obtain as soon as practicable each other consent (if any) of any third party (including any governmental authority) that is required, proper or advisable to be obtained (pursuant to any applicable law or contract, or otherwise) by such party in connection with the Offer, the Merger, and each of the other transactions contemplated by the Merger Agreement; provided, that in no event will CoLucid be obligated to pay prior to the Effective Time any material fee, penalty or other material consideration to any third party to obtain any consent pursuant to the provisions of this paragraph. CoLucid and Lilly will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any actions described in this paragraph.

Without limiting the generality of the preceding paragraph, each of Lilly and CoLucid shall (i) file and not withdraw as promptly as practicable after the date of the Merger Agreement (but in no event later than the tenth business day after the date of the merger agreement) any notification and report forms and related material required to be filed by it with the Federal Trade Commission and the United States Department of Justice, as applicable, pursuant to the HSR Act, together with a request for early termination of the applicable waiting period under the HSR Act and (ii) as promptly as practicable after the date of the Merger Agreement, make any filings required to be made by it with any governmental authority under any other applicable laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or creation or strengthening of a dominant position through merger or acquisition (“Other Antitrust Laws” and, together with the HSR Act, the “Antitrust Laws”), and, in each case, shall promptly make any further filings pursuant thereto that may be necessary.

If Lilly or CoLucid (or any of their respective affiliates) receives a request for additional information from any governmental authority that is related to the transactions contemplated by the Merger Agreement, then such party shall endeavor in good faith to make, or cause to be made, after consultation with the other party, an appropriate response to such request. No party shall participate in any meeting or engage in any material substantive conversation with any governmental authority relating to the transactions contemplated by the Merger Agreement without giving the other party prior notice of the meeting or conversation and, unless prohibited by such governmental authority, the opportunity to attend or participate. Lilly shall advise CoLucid promptly of any understandings, undertakings or agreements (oral or written) which Lilly proposes to make or enter into with any governmental authority in connection with the transactions contemplated by the Merger Agreement. In furtherance and not in limitation of the foregoing, each of Lilly and CoLucid shall use commercially reasonable efforts to resolve any objections that may be asserted with respect to the transactions contemplated by the Merger Agreement under any Antitrust Law as promptly as practicable.

Notwithstanding anything to the contrary in the Merger Agreement, neither Lilly nor Purchaser shall have any obligation to (or to cause any of its Subsidiaries or affiliates or CoLucid to): (i) sell, license, divest or dispose of or hold separate the assets, intellectual property or businesses of any entity; (ii) terminate, amend or assign any existing relationships or contractual rights or obligations of any entity; (iii) change or modify any course of conduct regarding future operations of any entity; (iv) otherwise take any action that would limit the freedom of action with respect to, or the ability to retain, one or more businesses, assets or rights of any entity or interests therein; or (v) commit to take any such action in the foregoing clauses (i), (ii), (iii) or (iv); provided, however, that Lilly and Purchaser shall take the actions in the foregoing clauses (i), (ii), (iii) or (iv) with respect to CoLucid (including, after the Effective Time, the Surviving Corporation) if such action (A) is necessary to avoid the entry or to effect the dissolution of, or vacate or lift, any judgment that would otherwise have the effect of preventing, impairing or delaying the Acceptance Time or the Closing and (B) would not, individually or in the aggregate, reasonably be expected to be materially detrimental to the benefits anticipated to be derived by Lilly and its affiliates as a result of the transactions contemplated by the Merger Agreement. In addition, CoLucid shall not offer or commit to take any of the actions referred to in clauses (i), (ii), (iii) or (iv) of the immediately preceding sentence without Lilly’s prior written consent. For the avoidance of doubt, Lilly shall not require CoLucid to, and CoLucid shall not be required to, take any action with respect to any order or any applicable law which would bind CoLucid prior to the Effective Time.

Public Announcements

The Merger Agreement provides that Lilly and CoLucid shall consult with each other prior to issuing any press release or making any public statement concerning the transactions contemplated by the Merger Agreement, with certain limited exceptions as further described in the Merger Agreement.

Rule 14d-10 Matters

The Merger Agreement provides that, prior to the Acceptance Time, CoLucid, acting through the CoLucid Board and Compensation Committee, will use reasonable best efforts to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement that has been, or after the date of the Merger Agreement will be, entered into by CoLucid with current or future directors, officers or employees of CoLucid.

Section 16 Matters

The Merger Agreement provides that, prior to the Acceptance Time, CoLucid will, and is permitted to, take all such steps as may be required to cause any dispositions of Shares in connection with the Transactions (including derivative securities of such shares) by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to CoLucid to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Employment and Employee Benefits

Pursuant to the Merger Agreement, Lilly has agreed that it will, or will cause the Surviving Corporation to, for a period of one year following the Closing, provide to each employee of CoLucid who continues employment with Lilly or the Surviving Corporation during such one-year period (a “Continuing Employee”): (i) the same salary or hourly wage rate provided to such Continuing Employee immediately prior to the Effective Time; (ii) the same short-term (annual or more frequent) target bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time; and (iii) benefits (excluding equity and equity-based awards and change in control plans, programs or arrangements) that are substantially comparable to those provided to such Continuing Employee under the benefit plans, programs, policies, agreements and arrangements of CoLucid in effect immediately prior to the Effective Time. Nothing contained in the Merger Agreement will be construed as precluding the Surviving Corporation from terminating the employment of any Continuing Employee for any lawful reason.

Pursuant to the Merger Agreement, from and after the Effective Time, Lilly has agreed that it will honor and will cause the Surviving Corporation to honor all employee benefit plans of CoLucid (excluding the Equity Plans and the ESPP that will be terminated at or prior to the Effective Time in accordance with the Merger Agreement), in each case in accordance with their terms as in effect immediately before the Effective Time, except that the Merger Agreement does not prevent the amendment or termination of any specific employee benefit plan or contract in accordance with the terms thereof.

The Merger Agreement provides that for purposes of vesting, participation, eligibility for vacation pay and level of benefits under the employee benefit plans of Lilly providing benefits to any Continuing Employees after the

Effective Time (the “New Plans”), each Continuing Employee will be credited with his or her years of service with CoLucid and its predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar employee benefit plan in which such Continuing Employee participated immediately prior to the Effective Time, except to the extent that a duplication of benefits would result or for purposes of benefit accrual. In addition, the Merger Agreement provides that: (i) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all New Plans except to the extent any waiting period in effect under the comparable employee benefit plan in which such Continuing Employee participated immediately prior to the Effective Time would not have been satisfied; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or disability benefits to any Continuing Employee, Lilly shall cause all pre-existing condition exclusions of such New Plan to be waived for such Continuing Employee and his or her covered dependents. Nothing in the Merger Agreement obligates Lilly or any of its affiliates (including CoLucid following the Effective Time) to adopt or maintain any particular plan or program or other compensatory or benefits arrangement at any time or prevents Lilly or any of its affiliates (including CoLucid following the Effective Time) from modifying or terminating any such plan, program or other compensatory or benefits arrangement at any time.

Conditions to the Merger

The Merger Agreement provides that the obligations of the parties to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) no judgment issued by a court of competent jurisdiction or by a governmental authority, nor any law or regulation or other legal restraint or prohibition, will be in effect that would make the Merger illegal or otherwise prevent or prohibit the consummation thereof; and (ii) Purchaser (or Lilly on Purchaser’s behalf) will have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not validly withdrawn pursuant to the Offer.

Termination of the Merger Agreement

Rights to Terminate the Merger Agreement

The Merger Agreement provides that the Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time:

•	by mutual written consent of Lilly and CoLucid;

•	by either CoLucid or Lilly, if the Offer (as it may have been extended pursuant to the Merger Agreement) expires or is terminated or withdrawn in accordance with its terms without the Minimum Tender Condition having been satisfied and the other Offer Conditions having been satisfied or waived by Lilly, in each case without the acceptance for payment of any Shares thereunder; provided, however, that a party will not be permitted to terminate the Merger Agreement pursuant to this section if the non-satisfaction of the Minimum Tender Condition or the other Offer Conditions or the termination or withdrawal of the Offer in accordance with its terms was principally caused by or resulted from the failure of such party (or in the case of Lilly, Purchaser) to fulfill any of its obligations under this Agreement in any material respect (the “Offer Expiration Termination Provision”);

•	by either CoLucid or Lilly, if the Acceptance Time will not have occurred on or prior to the close of business on the Outside Date; provided, however, that the right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any obligation under the Merger Agreement in any material respect has been the principal cause of, or resulted in, the failure of the Acceptance Time to occur on or before the Outside Date (the “Outside Date Termination Provision”);

•

by either CoLucid or Lilly, if any judgment issued by a court of competent jurisdiction or by a governmental authority, or a law or other legal restraint or prohibition, in each case making the consummation of the Offer or the Merger illegal or permanently restraining, enjoining or otherwise preventing the consummation thereof shall be in effect and shall have become final and nonappealable;

provided that a party shall not be permitted to terminate the Merger Agreement if the issuance of such judgment was principally caused by or resulted from the failure of such party (or in the case of Lilly, Purchaser) to fulfill any of its obligations under the Merger Agreement in any material respect;

•	by Lilly, if: (i) CoLucid shall have effected a Company Adverse Change Recommendation (whether or not in compliance with the provisions of the Merger Agreement); (ii) the CoLucid Board or any committee thereof shall (A) approve, adopt, endorse or recommend any Takeover Proposal; or (B) approve or recommend, or enter into or allow CoLucid to enter into, a merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar definitive contract (other than an Acceptable Confidentiality Agreement contemplated by the non-solicitation provisions of the Merger Agreement) with respect to a Takeover Proposal; (iii) CoLucid shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed or to permit Lilly to include the Company Board Recommendation in the Offer documents; (iv) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the CoLucid Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten business days of the commencement of such tender offer or exchange offer; or (v) a Takeover Proposal shall have been publicly announced, and CoLucid shall have failed to issue a press release that reaffirms its recommendation of the Merger Agreement, the Offer and the Merger, within ten business days after such Takeover Proposal is publicly announced (the “Board Recommendation Termination Provision”);

•	by Lilly, if CoLucid has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) will, or would reasonably be expected to, cause any of the conditions set forth in Annex A to the Merger Agreement not to be satisfied; and (ii) is incapable of being cured prior to the Outside Date; provided that Lilly will not have the right to terminate the Merger Agreement pursuant to this paragraph if Lilly or Purchaser is then in breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement that has resulted in a Parent Material Adverse Effect (the “Company Material Breach Provision”);

•	by CoLucid, if Lilly has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) shall have had a Parent Material Adverse Effect; and (ii) is incapable of being cured prior to the Outside Date; provided that CoLucid will not have the right to terminate this Agreement pursuant to this paragraph if CoLucid is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement;

•	by CoLucid, if Purchaser shall not have commenced (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in the Merger Agreement; provided, however, that CoLucid shall not be permitted to terminate the Merger Agreement pursuant to this paragraph if such failure (i) is curable by Purchaser and Purchaser is continuing to exercise its commercially reasonable efforts to cure such failure, unless such failure shall remain uncured for a period of two business days commencing on the date that CoLucid gives Purchaser notice of such failure or (ii) is attributable to a failure by CoLucid to perform any covenant required to be performed by CoLucid under the Merger Agreement; or

•	by CoLucid, in order to accept a Superior Proposal and enter into a definitive agreement providing for the implementation of such Superior Proposal (a “Specified Agreement”), provided that (A) CoLucid has complied in all material respects with the requirements of the non-solicitation provisions of the Merger Agreement and (B) concurrently with the termination of the Merger Agreement, CoLucid pays to Lilly the Termination Fee (as defined below) and enters into the Specified Agreement (the “Fiduciary Termination Provision”).

Effect of Termination

The Merger Agreement provides that if the Merger Agreement is terminated pursuant to the provisions of the Merger Agreement which are summarized above, the Merger Agreement will become void and of no effect without liability of any party to the Merger Agreement to any of the other parties to the Merger Agreement, except that no such termination will relieve any party thereto of any liability for fraud or willful and material breach of the Merger Agreement. The Merger Agreement provides that certain provisions of the Merger Agreement, including those relating to the payment of fees and expenses, limitations on assignment, choice of governing law, venue and jurisdiction and waiver of jury trial will survive any such termination of the Merger Agreement.

Termination Fee and Expenses

The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such cost or expense, except that Lilly will pay all filing fees and expenses associated with the HSR Act.

The Merger Agreement provides that if the Merger Agreement is terminated (i) pursuant to the Board Recommendation Termination Provision, CoLucid shall promptly, but in no event later than two business days after termination of the Merger Agreement, or (ii) pursuant to the Fiduciary Termination Provision, CoLucid shall, concurrently with the termination of the Merger Agreement, in the case of each of clauses (i) and (ii) of the definition of the Board Recommendation Termination Provision, pay Lilly a fee by wire transfer of same-day funds of $34,000,000 (the “Termination Fee”).

If the Merger Agreement is terminated pursuant to (i) the Offer Expiration Termination Provision, (ii) the Outside Date Termination Provision, or (iii) the Company Material Breach Provision, so long as (A) before the date of such termination, a Takeover Proposal shall have been publicly announced or otherwise become publicly known; and (B) within 12 months after the date of termination, CoLucid shall have entered into a definitive agreement with respect to any Takeover Proposal or consummated any Takeover Proposal, then CoLucid shall pay Lilly the Termination Fee on by wire transfer of same-day funds within two business days after the earlier to occur of (i) entry into a definitive agreement with respect to any Takeover Proposal or (ii) the consummation of any Takeover Proposal. For purposes of this paragraph, “Takeover Proposal” will have the meaning ascribed thereto except that references in such definition to “20%” will be replaced by “50%.”

Amendment of the Merger Agreement

The Merger Agreement provides that, at any time prior to the Acceptance Time, the Merger Agreement may be amended by the parties thereto, by action taken or authorized by their respective boards of directors. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto.

Specific Performance of the Merger Agreement

The Merger Agreement provides that the parties will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at law or in equity.

Other Agreements

Tender and Support Agreements

The following is a summary of the material provisions of the Tender and Support Agreements (as defined below). The following description of the Tender and Support Agreements is only a summary and is qualified in its entirety by reference to the form of Tender and Support Agreements, a copy of which is filed as Exhibit (d)(2) of the Schedule TO and is incorporated herein by reference. For a complete understanding of the Tender and Support Agreements, you are encouraged to read the full text of the form of Tender and Support Agreements.

Concurrently with entering into the Merger Agreement, Lilly and Purchaser entered into Tender and Support Agreements dated as of January 17, 2017 (the “Tender and Support Agreements”) with each of Novo A/S (“Novo”), Pappas Life Science Ventures, PV III CEO Fund, LP (“PV III”), Pappas Capital, LLC (“Pappas Capital”) and TVM Life Science Ventures (each a “Supporting Stockholder”).

As of January 17, 2017, Novo beneficially owned 3,156,563 Shares (or approximately 16.4% of all Shares outstanding as of January 12, 2017), Pappas Life Science Ventures beneficially owned 1,888,609 Shares (or approximately 9.8% of all Shares outstanding as of January 12, 2017), PV III owned 98,757 Shares (or approximately 0.5% of all Shares outstanding as of January 12, 2017), Pappas Capital owned 5,528 Shares (or approximately 0.03% of all Shares outstanding as of January 12, 2017) and TVM Life Science Ventures owned 1,545,386 Shares (or approximately 8.0% of all Shares outstanding as of January 12, 2017). As of January 17, 2017, the Supporting Stockholders collectively beneficially owned, in the aggregate, 6,694,843 Shares (or approximately 34.7% of all Shares outstanding as of January 12, 2017). Lilly expressly disclaims beneficial ownership of all Shares covered by the Tender and Support Agreements.

The Tender and Support Agreements provide that, no later than ten business days after the commencement of the Offer, each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreement or that such Supporting Stockholder acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”).

The Tender and Support Agreements for the Supporting Stockholders terminate upon the earliest of (i) the valid termination of the Merger Agreement, (ii) the Effective Time or (iii) the date on which any amendment to the Merger Agreement that adversely affects in any material respect the anticipated benefits to be derived by the Supporting Stockholder as a result of the transactions contemplated by the Merger Agreement is executed and delivered.

During the period from January 17, 2017 until the termination of the Tender and Support Agreements as described in the previous paragraph (the “Support Period”), the Supporting Stockholders will vote their Subject Shares against certain alternative corporate transactions (as more fully described in the form of Tender and Support Agreement). During the Support Period, Lilly is appointed as the Supporting Stockholders’ attorney-in-fact and proxy to so vote their Subject Shares.

Confidentiality Agreement

Lilly and CoLucid entered into the Confidentiality Agreement (as defined above) on September 23, 2016. Under the terms of the Confidentiality Agreement, Lilly and CoLucid agreed that, subject to certain exceptions, that certain non-public information each may make available to the other will not be disclosed or used for any purpose other than the possible acquisition transaction involving Lilly and CoLucid. Lilly and CoLucid also agreed to certain “standstill” provisions, which were terminated upon the execution of the Merger Agreement.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(3) of the Schedule TO and is incorporated herein by reference.

License Agreement

On February 10, 2015, Lilly and CoLucid amended and restated their development and license agreement (the “License Agreement”), which consolidated a number of amendments to the development and license agreement between Lilly and CoLucid dated December 16, 2005. Pursuant to the License Agreement, CoLucid holds a worldwide license, with the right to grant sublicenses, under certain patents and know-how owned or controlled by Lilly for lasmiditan for all human health purposes. The license is exclusive except that Lilly has retained the right to conduct research on lasmiditan and products containing lasmiditan for internal research purposes only. The term of the License Agreement will expire on a country-by-country basis upon expiration of CoLucid’s royalty obligations in such country, which occurs on the later of the tenth anniversary of the first commercial sale in such country or the expiration of the last-to-expire licensed patent in such country. Upon expiration of royalty payment provisions in a given country, CoLucid will have a fully paid up, perpetual, irrevocable know-how license in such country, unless the License Agreement is terminated earlier.

Lilly may terminate the License Agreement for uncured material breach, in whole or on a country-by-country basis. Lilly may also terminate the License Agreement upon a change of control of CoLucid, unless the new owner agrees to be bound by the terms and conditions of the License Agreement. Either party may terminate the License Agreement upon written notice in the event of bankruptcy or force majeure. CoLucid has the right to terminate in the case of material breach by Lilly or if it believes it would be commercially unreasonable to continue to develop lasmiditan.

Under the License Agreement, CoLucid also is responsible for and has control over the filing and prosecuting of patent applications and maintaining patents which cover making, using or selling lasmiditan under the License Agreement. In the event CoLucid decides to allow any licensed patent to lapse, Lilly may assume the responsibility for the patent and CoLucid will surrender its rights in the relevant affected countries. CoLucid has the first right (but not the obligation) to enforce these patent rights, and Lilly has agreed to cooperate and assist CoLucid in matters regarding infringement as well as patent term extensions and certifications.

During the term of the License Agreement, CoLucid is required to use reasonable commercial efforts to develop and obtain regulatory approvals for selling products containing lasmiditan in all major markets, which include Japan, France, Germany, Italy, Spain, the United Kingdom and the United States. If CoLucid obtains regulatory approval for one of its product candidates containing lasmiditan, CoLucid is required to use reasonable commercial efforts to commercialize the product in that country. If CoLucid does not satisfy this obligation, Lilly may terminate the License Agreement in accordance with the terms and in the manner set forth in the License Agreement.

Upon execution of the original agreement in 2005, CoLucid paid an upfront license fee to Lilly in the amount of $1 million and issued to Lilly shares of CoLucid common stock. Upon achievement of certain regulatory and/or sales milestones with respect to products containing lasmiditan, CoLucid will be obligated to make future payments to Lilly of up to $32 million for the first indication and up to $3 million for each subsequent indication. In addition, CoLucid will be obligated to pay Lilly tiered royalties of between 8% and 11% (subject to downward adjustment in certain circumstances) on net sales of products containing lasmiditan. None of the upfront or milestone payments are creditable against CoLucid’s royalty obligations.

This summary of the License Agreement is only a summary and is qualified in its entirety by reference to the License Agreement, which is filed as Exhibit (d)(4) of the Schedule TO and is incorporated herein by reference.

12.	Purpose of the Offer; Plans for CoLucid

Purpose of the Offer

The purpose of the Offer is for Lilly, through Purchaser, to acquire control of, and would be the first step in Lilly’s acquisition of the entire equity interest in, CoLucid. The Offer is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as promptly as practicable thereafter.

The CoLucid Board (upon the unanimous recommendation of the CoLucid Special Committee) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of CoLucid and its stockholders; (ii) approved and declared advisable the Offer and the Merger and the execution, delivery and performance by CoLucid of the Merger Agreement and the consummation of the transactions contemplated thereby; (iii) approved the execution, delivery and performance by CoLucid of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (iv) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL; and (v) resolved to recommend that the stockholders of CoLucid accept the Offer and tender their Shares pursuant to the Offer. If the Offer is consummated, we do not anticipate seeking the approval of CoLucid’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of CoLucid’s stockholders in accordance with Section 251(h) of the DGCL.

Plans for CoLucid

After completion of the Offer and the Merger, CoLucid will be a wholly-owned subsidiary of Lilly. In connection with Lilly’s consideration of the Offer, Lilly has developed a plan, on the basis of available information, for the combination of the business of CoLucid with that of Lilly. Lilly plans to integrate CoLucid’s business into Lilly. Lilly will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

Except as set forth in this Offer to Purchase and the Merger Agreement, Lilly and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving CoLucid (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of CoLucid, (iii) any material change in CoLucid’s capitalization or dividend policy or (iv) any other material change in CoLucid’s corporate structure or business.

13.	Certain Effects of the Offer

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Promptly after the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and CoLucid will consummate the Merger as soon as practicable pursuant to Section 251(h). Immediately following the Merger, all of the outstanding shares of CoLucid’s common stock will be held by Lilly.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, Shares may no longer meet the requirements for continued listing on NASDAQ if, among other things, CoLucid does not meet the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares. Lilly will seek to cause the listing of Shares on NASDAQ to be discontinued as soon after the consummation of the Offer as the requirements for termination of the listing are satisfied.

If NASDAQ were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of CoLucid to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by CoLucid to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to CoLucid, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of CoLucid and persons holding “restricted securities” of CoLucid to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on NASDAQ. We intend to cause the delisting of the Shares from NASDAQ and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Merger as the requirements for such delisting and termination of registration are satisfied.

14.	Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Lilly, CoLucid will not declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of any capital stock of CoLucid.

15.	Conditions of the Offer

For purposes of this Section 15, capitalized terms used in this Section 15 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the Minimum Tender Condition and the conditions below. Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer) (the “Payment Rules”), to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares: (i) if the Merger Agreement has been terminated in accordance with Article 8 thereof; or (ii) at any scheduled Expiration Date, if the Minimum Tender Condition has not been satisfied, any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall not have expired or been terminated (the “Antitrust Condition”) or any of the following additional conditions shall not be satisfied or waived by one minute after 11:59 p.m., New York City time, on the Expiration Date:

•	there shall not be pending any Action by any Governmental Authority of competent jurisdiction that seeks, directly or indirectly, to make illegal, prohibit, materially delay or otherwise restrain the making of the Offer, the consummation of the Offer or the Merger or the performance of the Merger Agreement;

•	no Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Judgment (preliminary or permanent) or Law that has resulted in, or is reasonably likely to result in any of the consequences referred to in the bullet point above;

•	each of CoLucid’s representations and warranties set forth in Section 3.1(a), Section 3.3(a), Section 3.3(d), Section 3.3(e), Section 3.3(f) and the first sentence of Section 3.6 of the Merger Agreement (which relate to corporate organization, corporate power and authority to enter into the Merger Agreement and consummate the transactions contemplated thereby, the approval of the CoLucid Special Committee and the CoLucid Board to enter into the Merger Agreement and consummate the transactions contemplated thereby, the absence of a shareholder rights plan, the proper authorization of the CoLucid Board to exempt the Offer and the Merger from the restrictions under any takeover law and the absence of a Company Material Adverse Effect since December 31, 2015) shall be true and correct in all respects as of the date of the Merger Agreement and at and as of the Acceptance Time (except to the extent any such representation or warranty is made as of a specific date, in which case as of such date);

•	the representations and warranties set forth in Section 3.2 of the Merger Agreement (which relate to capitalization) shall be true and correct in all respects as of the date of the Merger Agreement and at and as of the Acceptance Time (except to the extent any such representation or warranty is made as of a specific date, in which case as of such date), except for any failures to be so true and correct that are de minimis;

•	the representations and warranties set forth in the Merger Agreement (other than those representations and warranties set forth in Section 3.1(a), Section 3.2, Section 3.3(a), Section 3.3(d), Section 3.3(e), Section 3.3(f) and the first sentence of Section 3.6 of the Merger Agreement, which are described above) shall be true and correct in all respects as of the date of the Merger Agreement and at and as of the Acceptance Time (except to the extent any such representation or warranty is made as of a specific date, in which case as of such date), except where the failure of any of such representations or warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in such representations and warranties) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

•	CoLucid shall have complied with or performed in all material respects the covenants and obligations required to be complied with or performed by it under the Merger Agreement at or prior to the Acceptance Time;

•	Lilly and Purchaser shall have received a certificate executed by CoLucid’s Chief Executive Officer or Chief Financial Officer confirming on behalf of CoLucid that the conditions set forth in clauses (e) and (f) of Annex A to the Merger Agreement shall have been duly satisfied;

•	the Merger Agreement shall not have been validly terminated in accordance with its terms; and

•	there shall not have occurred any Company Material Adverse Effect.

The foregoing conditions are for the sole benefit of Lilly and Purchaser and (except for the Minimum Tender Condition) may be waived by Lilly and Purchaser, in whole or in part at any time from time to time, in the sole discretion of Lilly and Purchaser. The failure by Lilly, Purchaser or any other affiliate of Lilly at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals

General. Based on our examination of publicly available information filed by CoLucid with the SEC and other publicly available information concerning CoLucid, we are not aware of any governmental license or regulatory permit that appears to be material to CoLucid’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. However, except for observance of the waiting periods and the obtaining of the required approvals summarized under “Antitrust Compliance” below in this Section 16, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to CoLucid’s business or that certain parts of CoLucid’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Date without accepting for payment any Shares validly tendered (and not withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, including, among other conditions, the Antitrust Condition. See Section 15 –“Conditions of the Offer.”

Antitrust Compliance

Under the HSR Act (including the related rules and regulations that have been promulgated thereunder by the FTC, certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. Lilly and CoLucid filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on January 27, 2017.

Under the HSR Act, Purchaser’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 pm, New York City time, on February 13, 2017. However, the initial waiting period may be terminated prior to such date and time by the FTC, or Purchaser and CoLucid may receive a request (a “Second Request”) for additional information or documentary material from either the FTC or the Antitrust Division prior to such expiration. If the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of ten days, which will begin on the date on which Purchaser has substantially complied with the Second Request. Complying with a Second Request can take a significant period of time. Even though the waiting period is not affected by a Second Request to CoLucid or by CoLucid supplying the requested information, CoLucid is obliged to respond to the request within a reasonable time. If the ten-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Lilly) to divest the Shares, or (iv) to require us or CoLucid to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the early termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages. See Section 15 – “Conditions of the Offer.”

Based upon an examination of publicly available information and other information relating to the businesses in which CoLucid is engaged, Lilly and CoLucid believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither Lilly nor CoLucid can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 – “Conditions of the Offer.”

State Takeover Laws

CoLucid is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The CoLucid Board approved the Merger Agreement and the transactions contemplated therein, and the restrictions on “business combinations” described in Section 203 are inapplicable to the Merger Agreement and the transactions contemplated therein.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

CoLucid conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 – “Conditions of the Offer.”

17.	Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is completed, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being completed, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been completed as of such time. If the Merger is completed, the holders of Shares who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262; and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Moreover, the “fair value” so determined could be higher or lower than, or the same as, the Offer Price. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price.

Section 262 provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger or the surviving corporation within ten days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice by CoLucid to its stockholders of appraisal rights in connection with the Merger under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 in connection with the Merger, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and twenty days after the date of mailing of the formal notice of appraisal rights, deliver to CoLucid a written demand for appraisal of Shares held, which demand must reasonably inform CoLucid of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Under Section 262, a demand for appraisal rights must be made by the record holder of Shares. If you do not hold your Shares of record and desire to exercise appraisal rights in connection with the Merger, you will need to arrange for the record holder to make the demand for appraisal rights on your behalf in compliance with Section 262.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses

Purchaser has retained Georgeson LLC to be the Information Agent and Computershare Trust Company, N.A., to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

None of Lilly or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of holders of) Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Lilly or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Lilly, Purchaser the Depositary or the Information Agent for the purposes of the Offer.

Lilly and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, CoLucid has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the CoLucid Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7 – “Certain Information Concerning CoLucid” above.

ProCar Acquisition Corporation

January 31, 2017

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND LILLY

1.	PURCHASER

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the director and executive officer of Purchaser are set forth below. The business address of Purchaser is Lilly Corporate Center, Indianapolis, IN 46285. The telephone number at such office is (317) 276-2000. Except as otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Darren J. Carroll	Director; President

Martin Bott	Director Citizenship: Germany

Joshua Smiley	Director; Vice President and Treasurer

David P. Lewis	Vice President, Corporate Tax and Assistant Treasurer

Bronwen Mantlo	Secretary

2.	LILLY

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Lilly are set forth below. The business address of each such director and executive officer is Lilly Corporate Center, Indianapolis, IN 46285. The telephone number at such office is (317) 276-2000. Except as otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Ralph Alvarez Director	Ralph Alvarez is chairman of the board of Skylark Co., Ltd., a leading restaurant operator in Japan. He was elected to the board of directors of Eli Lilly and Company in 2009. Born in Cuba, he received his bachelor’s degree in business administration from the University of Miami. Mr. Alvarez retired as president and chief operating officer of McDonald’s Corporation in 2009. Prior to joining McDonald’s in 1994, he held leadership positions at Burger King Corporation and Wendy’s International, Inc. He held a variety of leadership roles throughout his career, including chief operations officer and president of the central division, both with McDonald’s USA. Before joining the U.S. business, Alvarez was president of McDonald’s Mexico. From July 2004 until January 2005, he was president of McDonald’s USA, where he led a team that aligned employees, owner/operators, and suppliers behind the company’s “Plan to Win” strategy – the catalyst for the turnaround of the U.S. business. Alvarez served as president of McDonald’s North America from January 2005 until August 2006. In this role, he was responsible for all McDonald’s restaurants in the U.S. and Canada. Alvarez became president and chief operating officer in August 2006. He set the global strategy and directed operations for 32,000

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
McDonald’s restaurants in 118 countries. Mr. Alvarez is an active advocate for education. He serves on the President’s Council, the School of Business Administration Board of Overseers, and the International Advisory Board of the University of Miami. Mr. Alvarez is also a current member of the board of directors of Skylark Co., Ltd., Lowe’s Companies, Inc., Dunkin’ Brands Group, Inc., and Realogy Holdings Corp. He also served on the board of McDonald’s Corporation and KeyCorp.

Katherine Baicker, Ph.D. Director	Katherine Baicker, Ph.D., is the C. Boyden Gray professor of health economics at the Harvard T.H. Chan School of Public Health. She is also a research associate at the National Bureau of Economic Research. She was elected to the Eli Lilly and Company board of directors in December 2011. Baicker received a bachelor of arts degree in economics, magna cum laude, from Yale University in 1993, and a Ph.D. in economics from Harvard University in 1998. From 1998 to 2005, Baicker was assistant professor and associate professor of economics at Dartmouth College. In 2003 was a visiting assistant professor at the University of Chicago Harris School of Public Policy. From 2005 to 2007, she served as a Senate-confirmed member of the Council of Economic Advisers, in the Executive Office of the President, where she played a leading role in the development of health policy. In 2007, she joined Harvard as professor of health economics in the Department of Health Policy and Management, T.H. Chan School of Public Health. Baicker has served as a commissioner on the Medicare Payment Advisory Commission and now chairs the Group Insurance Commission of Massachusetts and serves on the Panel of Health Advisers to the Congressional Budget Office. She is a member of the editorial boards of Health Affairs and the Journal of Health Economics; past chair of the board of directors of AcademyHealth; and past chair of the Social Sciences and Population Study Section of the National Institutes of Health. She is an elected member of the National Academy of Medicine

Michael L. Eskew Director	Michael L. Eskew is the retired chairman and chief executive officer of United Parcel Service, Inc., a position he held from January 2002 until December 2007. He was elected to the Eli Lilly and Company board of directors in 2008. A native of Vincennes, Indiana, Eskew graduated from Purdue University with a bachelor’s degree in industrial engineering. He also completed the advanced management program at the Wharton School of Business. Eskew serves as the chairman of the board of trustees of The Annie E. Casey Foundation, which is the country’s largest foundation dedicated to disadvantaged youth. He also serves on the boards of directors of the 3M Corporation, IBM Corporation, and Allstate Corporation.

J. Erik Fyrwald Director	J. Erik Fyrwald joined Syngenta in June 2016 as chief executive officer. He served as chief executive officer of Univar from May 2012 until May 2016. In 2008, following a 27-year career at DuPont, he joined Nalco Company, serving as chairman and chief executive officer until 2011, when Nalco merged with Ecolab Inc. Following the merger,

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Fyrwald served as president of Ecolab. He was elected to the Eli Lilly and Company board of directors in 2005.

From 2003 to 2008, Fyrwald served as group vice president of the agriculture and nutrition division at E.I. du Pont de Nemours and Company. From 2000 until 2003, he was vice president and general manager of DuPont’s nutrition and health business. Fyrwald attended the University of Delaware, where he received a bachelor of science degree in chemical engineering in 1981. He also completed the advanced management program at Harvard Business School. Fyrwald serves on the board of directors of CropLife International and the Swiss-American Chamber of Commerce.

R. David Hoover Director	R. David Hoover retired from Ball Corporation as chief executive officer in January 2011 after 41 years of service. He retired as chairman of the board of directors in 2013 and continues to serve as a director. He was elected to the board of directors of Eli Lilly and Company in 2009. A native of Straughn, Indiana, he received a bachelor’s degree in economics from DePauw University in 1967 and his MBA in finance and real estate from Indiana University in 1970. He also completed the advanced management program at Harvard University Graduate School of Business, Boston, in 1988. Hoover was the chairman, president, and chief executive officer of Ball Corporation from April 2002 until January 2010 having been elected president and chief executive officer in January 2001. He was chairman and chief executive officer until January 2011. Hoover joined Ball Corporation in 1970. During his career, he has served as vice president, finance and administration, of both the company’s agricultural systems division and the company’s aerospace systems group. He was elected vice president and treasurer in 1988 and senior vice president and chief financial officer in 1992. He was named executive vice president and elected to the company’s board of directors in 1996. In 1998, he was elected vice chairman, in addition to the role of chief financial officer. Hoover became president of Ball Corporation in January 2000 and was named chief operating officer in April 2000. Hoover is a member of the boards of Ball Corporation and Edgewell Personal Care Company. He is a former member of the board of the National Association of Manufacturers and a former member and past chair of the board of governors of the Can Manufacturers Institute (CMI). Hoover is a member and past chair of the board of trustees of DePauw University and is on the Indiana University Kelly School of Business Dean’s Council. He is also a director of Children’s Hospital Colorado and a member of the Colorado Forum. He served on the boards of Irwin Financial Corporation and Qwest International, Inc., and Steelcase, Inc.

Jamere Jackson Director	Jamere Jackson, chief financial officer of Nielsen Holdings plc, was elected to the Eli Lilly and Company board of directors in October 2016. Prior to joining Nielsen Holdings plc, he was the vice president and chief financial officer of GE Oil & Gas, drilling and surface division. He joined GE in 2004 and held a variety of leadership roles in

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
GE Global Business Services, GE Corporate, and GE Aviation before joining GE Oil & Gas. Prior to joining GE, Mr. Jackson held several roles in finance, mergers and acquisitions, and strategic planning at Procter & Gamble, Yum Brands (Pizza Hut), First Data Corporation, and Total System Services. Mr. Jackson received his undergraduate degree in finance and business economics from the University of Notre Dame in 1990 and is a certified public accountant.

William G. Kaelin, Jr. M.D. Director	William G. Kaelin, Jr., M.D. is professor in the Department of Medicine at the Dana-Farber Cancer Institute and at the Brigham and Women’s Hospital, Harvard Medical School. He was elected to the board of directors of Eli Lilly and Company in June 2012. Kaelin received his degree in medicine from Duke University in 1982 and was a house officer and chief resident in internal medicine at Johns Hopkins Hospital. He was a medical oncology clinical fellow at Dana-Farber and a postdoctoral fellow in the laboratory of Dr. David Livingston, where he began his studies of tumor suppressor proteins. He became an independent investigator at Dana-Farber in 1992, and professor of Medicine at Harvard Medical School in 2002.

John Lechleiter, Ph.D. Chairman	John Lechleiter has served as chairman of the board of directors of Eli Lilly and Company since January 1, 2009. John retired as Lilly’s president and chief executive officer on December 31, 2016, after 37 years with the company. He joined Lilly in 1979 as a senior organic chemist in process research and development and became head of that department in 1982. In 1984, he began serving as director of pharmaceutical product development for the Lilly Research Centre Limited in Windlesham, England. He later held roles in project management, regulatory affairs, product development and pharma operations. In 2005, he was named Lilly president and chief operating officer and joined the board of directors. He became CEO on April 1, 2008. John earned a bachelor’s degree in chemistry from Xavier University and master’s and doctoral degrees in organic chemistry from Harvard University. He has received honorary doctorates from Marian University (Indianapolis, Indiana), the University of Indianapolis, the National University of Ireland, Indiana University, Franklin College and Purdue University. John is a member of the American Chemical Society. He is chairman of the board of United Way Worldwide and serves on the board of the Chemical Heritage Foundation. He is a member emeritus of the board of the Central Indiana Corporate Partnership. John also serves on the boards of Nike, Inc. and Ford Motor Company.

Juan R. Luciano Director	Juan R. Luciano is chairman of the board of directors and chief executive officer of Archer Daniels Midland Company. Luciano joined ADM in 2011 as executive vice president and chief operating officer. He was named president in February 2014. He became chief executive officer in January 2015 and chairman of the board in January 2016. Under Luciano’s leadership, ADM has taken significant actions to deliver shareholder value through strategic growth, including investments in port facilities in Europe and South America, feed plants

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
in the U.S. and China, and expanded sweetener production capacity in Eastern Europe. Luciano has also led ADM’s continued expansion into the ingredients business. At the same time, Luciano has spearheaded operational excellence initiatives that have significantly enhanced the company’s capital, cost and cash positions, and has led efforts to continue building the organization’s internal leadership capacity. Before joining ADM, Luciano had successful 25-year tenure at The Dow Chemical Company, where he last served as executive vice president and president of the Performance division. Luciano holds an industrial engineering degree from the Buenos Aires Institute of Technology. He is a governor of the Boys and Girls Clubs of America and serves on the board of directors for Wilmar International Ltd.
Citizenship: Argentina

Ellen R. Marram Director

Ellen R. Marram is the president of The Barnegat Group LLC, a firm that provides business advisory services. She was a managing director at North Castle Partners, LLC from 2000 to 2005 and an advisor to the firm from 2006 to 2010. Marram has been a member of the board of directors of Eli Lilly and Company since 2002. She was elected lead independent director effective April 2012.

From 1993 to 1998, Marram was president and chief executive officer of Tropicana and the Tropicana Beverage Group. She steadily grew revenue and earnings and nearly doubled margins as she transformed Tropicana from a Florida juice company to a market-driven, health-focused, global juice business, number one in worldwide sales and profits. During Marram’s tenure, Tropicana nearly tripled its shareholder value and was sold to PepsiCo in 1998 for $3.3 billion.

From 1988 to 1993, Marram was president and chief executive officer of the Nabisco Biscuit Company, the largest operating unit of Nabisco, Inc. Under her leadership, the company significantly increased sales and margins and had one of the most successful new product records in the food industry. Marram’s vision and direction led to the 1992 launch of SnackWell’s cookies and crackers, which pioneered low fat snacking and is considered one of the most successful new products of the 1990s.

From 1987 to 1988, Marram was president of Nabisco’s grocery division. From 1970 to 1986, she held a series of marketing positions at Nabisco/Standard Brands, Johnson & Johnson, and Lever Brothers.

Marram is a member of the board of directors of Ford Motor Company and The New York Times Company, as well as several private companies. She also serves on the boards of Wellesley College, New York-Presbyterian Hospital, Lincoln Center Theater, and Newman’s Own Foundation. She is a past member of the board of associates of Harvard Business School and a past trustee of the Conference Board.

She is a 1968 graduate of Wellesley College and earned an MBA in 1970 from Harvard Business School, and has received alumni achievement awards from both institutions. She was named one of the Top 25 Managers of the Year by Business Week in January 1998.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Franklyn G. Prendergast, M.D., Ph.D. Director	Franklyn G. Prendergast, M.D., Ph.D. is Emeritus Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and Emeritus Professor of Molecular Pharmacology and Experimental Therapeutics, Mayo Medical School. He was elected to the board of directors of Eli Lilly and Company in 1995. Born in Linstead, Jamaica, he received a degree in medicine from the University of the West Indies in 1968. A Rhodes Scholar, he received a Bachelor of Arts degree in physiology from Oxford University in 1971, his doctorate in biochemistry from the University of Minnesota in 1977, and a master’s degree in physiology from Oxford University in 1979. Prendergast began his career at the Mayo Medical School as an instructor in physiology in 1975. In 1977 he became associate consultant in pharmacology at the Mayo Foundation and assistant professor in pharmacology of the Mayo Medical School. Three years later he was named consultant in pharmacology at the Mayo Foundation and associate professor in pharmacology at the Mayo Medical School. In 1985 he became consultant and chair of the department of biochemistry and molecular biology for the Mayo Foundation. He became professor in pharmacology and professor in biochemistry and molecular biology at the Mayo Medical School in 1986. He was named director of research for Mayo Rochester in 1992. He is an emeritus member of the board of governors and board of trustees, Mayo Clinic, director emeritus, Mayo Clinic Center for Individualized Medicine and director, Mayo Clinic Cancer Center 1995-2006 as well as director emeritus as of 2006. Prendergast retired from Mayo Clinic in December of 2014.
Citizenship: Jamaica

David A. Ricks President, CEO and Director

Dave Ricks is president and chief executive officer of Eli Lilly and Company, and he has been elected chairman of the company’s board, effective June 1, 2017.

A 20-year Lilly veteran, Ricks served as president of Lilly Bio-Medicines from 2012 to 2016. Previously, he was president of Lilly USA, the company’s largest affiliate, from 2009 to 2012. Between 2005 and 2009 Ricks served as general manager of Lilly Canada and then as President and general manager of Lilly China. He joined Lilly in 1996 as a business development associate and held several management roles in U.S. marketing and sales before moving to Lilly Canada.

Ricks earned a bachelor of science from Purdue University in 1990 and an MBA from Indiana University in 1996.

He serves on the board of the Pharmaceutical Research and Manufacturers of America (PhRMA), the European Federation of Pharmaceutical Industries and Associations (EFPIA), and the Central Indiana Corporate Partnership. He chairs the Riley Children’s Foundation Board of Governors.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Marschall S. Runge, M.D., Ph.D. Director

Marschall S. Runge, M.D., Ph.D., is executive vice president for Medical Affairs at the University of Michigan, Dean of the Medical School, and CEO of Michigan Medicine. Prior to joining the University of Michigan in March 2015, he was executive dean and chair of the Department of Medicine at the UNC School of Medicine, where he was instrumental in guiding the academic and clinical leadership of the School of Medicine and the UNC Health Care System. He was also principal investigator and director of the North Carolina Translational and Clinical Sciences (NC TraCS) Institute at UNC-Chapel Hill. He was elected to the board of directors of Eli Lilly and Company in 2013.

Before joining the UNC faculty in 2000, Dr. Runge held the John Sealy Distinguished Chair in Internal Medicine and was director of the Division of Cardiology and the Sealy Center for Molecular Cardiology at the University of Texas Medical Branch at Galveston.

Dr. Runge earned his doctorate in molecular biology at Vanderbilt University and his medical degree from Johns Hopkins School of Medicine, where he also completed a residency in internal medicine. He was a cardiology fellow and faculty member at Harvard’s Massachusetts General Hospital before joining Emory University as an associate professor of medicine in 1989. Dr. Runge has been a physician-scientist for his entire career, combining basic and translational research with the care of patients with cardiovascular diseases and education. He is the author of over 200 publications in the field and holds five patents for novel approaches to health care.

Kathi P. Seifert Director	Kathi P. Seifert, retired executive vice president for Kimberly-Clark Corporation, was elected to the board of directors of Eli Lilly and Company in 1995. A native of Appleton, Wisconsin, she received a Bachelor of Science degree from Valparaiso University. Prior to joining Kimberly-Clark in 1978, Seifert held management positions at Procter & Gamble, Beatrice Foods, and Fort Howard Paper Company. She joined Kimberly-Clark as a product manager and held several marketing positions before being elected to executive vice president in November 1999. She retired in June 2004. Seifert is chairman of Katapult, LLC and is a member of the board of directors of Appvion; Investors Community Bank, Fox Cities Chamber of Commerce, Fox Cities Building for the Arts; Greater Fox Cities Habitat for Humanity and the Community Foundation for the Fox Valley Region.

Jackson Tai Director	Jackson Tai, former vice chairman and chief executive officer, DBS Group Holdings Ltd and DBS Bank Ltd, was elected to the Eli Lilly and Company board of directors in November 2013. In 1999, Tai joined DBS Group and DBS Bank (formerly the Development Bank of Singapore), one of the largest financial services groups in Asia, as chief financial officer. He served DBS as president and chief operating officer from 2001 to 2002 and as vice chairman and chief executive officer from 2002 to 2007. From 1974 to 1999, Tai was an investment banker with J.P. Morgan & Co. Incorporated. While at J.P. Morgan, Tai

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
established the firm’s Japan capital markets business, based in Tokyo; founded the firm’s global real estate investment banking business, based in New York; served as the firm’s senior officer for Asia Pacific, based in Tokyo; and served as the firm’s senior officer for the Western United States, based in San Francisco. Tai serves as a non-executive director of MasterCard Incorporated, Royal Philips NV, HSBC Holdings, PLC, and for privately held Russell Reynolds Associates. He is also a member of the Canada Pension Plan Investment Board. In the not-for-profit sector, Tai is a director of the Metropolitan Opera, a trustee of Rensselaer Polytechnic Institute, and a member of the Harvard Business School Asia Pacific Advisory Board and the Harvard China Advisory Group. Tai received a Bachelor of Science degree from Rensselaer Polytechnic Institute in 1972 and an MBA degree from Harvard University in 1974.

Melissa Stapleton Barnes Senior Vice President, Enterprise Risk Management, and Chief Ethics and Compliance Officer	Melissa Stapleton Barnes is senior vice president, enterprise risk management, and chief ethics and compliance officer for Eli Lilly and Company. Melissa joined Lilly in 1994 and has held a variety of business and legal roles, including general counsel for Lilly Diabetes and Lilly Oncology, managed market segment leader for national accounts, and Six Sigma black belt. Prior to taking her current role in 2013, she was vice president and deputy general counsel, global litigation and specialty legal. In this capacity, she was responsible for overseeing the company’s global litigation and investigations, as well as managing the corporate secretary’s office and specialty legal functions. Before joining Lilly, Melissa was a litigator for the law firm of Baker & Daniels in Indianapolis. Melissa earned a Bachelor of Science with highest distinction from Purdue University and a law degree from Harvard Law School. In 2012, Melissa was recognized by the Healthcare Businesswomen’s Association as a “Rising Star.” She currently serves on the board and executive committees of The Center for Performing Arts and is a board member of Visit Indy. She is also a member of the executive committee for Carmel Young Life.

Enrique A. Conterno Senior Vice President and President, Lilly Diabetes	Enrique Conterno is a senior vice president of Eli Lilly and Company and president of Lilly Diabetes. Enrique joined Lilly in 1992 and has held a range of roles in sales, finance, marketing, business development, and general management. He served as marketing and sales director for Lilly’s Peru and Brazil affiliates, as executive marketing director for the intercontinental region and Japan, and as general manager for Lilly Mexico. Enrique was vice president of the company’s U.S. neuroscience business unit and vice president for health care professional markets. He served as president of Lilly’s U.S. affiliate until he was named president of Lilly Diabetes in 2009. Enrique earned a bachelor’s degree in mechanical engineering from Case Western Reserve University and a master’s degree in business administration from Duke University. He serves on the board of the National Association of Manufacturers (NAM) and as treasurer for the Board of Directors of the Indy Chamber of Commerce. He is also on the Board of Visitors for Duke’s Fuqua School of Business.
Citizenship: United States and Peru

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Maria Crowe President, Manufacturing Operations	Maria Crowe is the president of manufacturing operations for Eli Lilly and Company. Maria joined Lilly in 1982 and since 2012 has led the company’s global manufacturing network of 14 sites on four continents. She also has responsibility for Lilly’s contract-manufacturing organization. Previously, Maria was senior vice president for global drug product manufacturing, which included emerging markets manufacturing, external drug-product operations, and U.S. distribution. She also served as vice president for drug product manufacturing in the U.S. and Latin America; general manager of Lilly’s plant in Kinsale, Ireland; general manager of Lilly del Caribe in Puerto Rico; and plant manager of the company’s Elanco plant in Lafayette, Indiana. Maria’s roles have also included working in dry products, parenteral products, and active ingredients manufacturing, as well as in sourcing and procurement. Maria holds a bachelor’s degree in industrial management from Purdue University. In addition to serving as president of Purdue University’s Krannet Dean’s Advisory Council, Maria is also a member of the Board of Directors for The Timken Company.

Stephen F. Fry Senior Vice President, Human Resources and Diversity	Steve Fry is senior vice president, human resources and diversity, for Eli Lilly and Company. Since joining Lilly in 1987 as a scientific systems analyst in Lilly Research Laboratories, Steve has held a range of roles in information technology and human resources. Following a series of managerial assignments, Steve served as human resources director for Lilly’s U.K. affiliate and then as executive director of human resources for the U.S. affiliate. In 2004 he was named managing director of the Australian affiliate, returning to the U.S. in 2007 to provide HR leadership for the global sales and marketing organization before accepting the role of vice president supporting the Lilly Bio-Medicines and Emerging Markets business units. He assumed his current role in 2011. Steve earned his bachelor’s degree in information systems from the University of Indianapolis. Steve serves on the board of trustees at the University of Indianapolis and the governance board for Make-A-Wish in Ohio, Kentucky, and Indiana.

Michael J. Harrington Senior Vice President and General Counsel	Mike Harrington is senior vice president and general counsel for Eli Lilly and Company. Since joining Lilly in 1991 as an attorney in product liability litigation, Mike has served in a number of other business and legal positions, including managing director of the New Zealand affiliate and as associate general counsel for Lilly’s operations in the Asia-Pacific region. Mike most recently held the role of vice president and deputy general counsel of global pharmaceutical operations. In this capacity, he was responsible for legal issues related to Lilly’s five global business units. Before joining Lilly, Mike was a litigator at the law firm of Baker & Daniels in Indianapolis. Mike earned a bachelor’s degree in English from Albion College and a law degree from the Columbia University School of Law. Mike currently serves as the board chair for the Indiana Repertory Theatre and the co-chair of the Civil Justice Reform Group (CJRG). He is also a member of the board of trustees and executive committee of Albion College.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Jan M. Lundberg, Ph.D. Executive Vice President, Science and Technology, and President, Lilly Research Laboratories	Jan Lundberg is executive vice president for science and technology and president of Lilly Research Laboratories (LRL). Jan joined Lilly in 2010 as the leader of LRL, encompassing Research and the Medicines Development Unit. Prior to joining Lilly he served for ten years as global head of discovery research at AstraZeneca, where he was a member of the senior executive team. He was involved with numerous candidate drug nominations, development projects, and marketed-product support, as well as in-licensing, partnering, and acquisitions. In other previous roles, Jan served as a professor at the Karolinska Institute’s department of pharmacology in Stockholm, Sweden. He has 500 scientific publications and is a highly cited scientist with several recognition awards. He is a co-founder of Aerocrine AB, a biotech diagnostic company with exhaled nitric oxide as allergic asthma breath test. Jan earned a BSM equivalent in medicine from the University of Gothenburg and a Ph.D. in pharmacology from Karolinska Institute in Stockholm, Sweden. He was also appointed as honorary doctor of Uppsala University’s pharmaceutical faculty. Jan has served as chairman of the Ph.D. and post-doctoral program at the Karolinska Institute; on the evaluation committee for the Swedish Medical Research Council; on the executive advisory board of the Swedish Medical Products Agency Registration of New Drugs (affiliated with the European Medicines Agency); and as part of lead that generated the Innovative Medicines Initiative, a major public-private partnership in the European Union and recently the Accelerating Medicines Partnership with the NIH in the U.S. He serves on the boards of TransCelerate Biopharma, Inc., Pharma Foundation and the Indiana life-sciences initiative, BioCrossroads.
Citizenship: United States and Sweden

Susan Mahony, Ph.D. Senior Vice President and President, Lilly Oncology	Sue Mahony is a senior vice president of Eli Lilly and Company and president of Lilly Oncology. Sue joined Lilly in 2000 after more than ten years in sales and marketing roles in the United Kingdom and Europe in oncology, hematology, and cardiovascular medicine for Schering-Plough, Amgen, and Bristol-Myers Squibb. At Lilly, Sue has worked in product development, Six Sigma, marketing, and general management roles. After leading Lilly’s operations in Canada, Sue was appointed senior vice president of human resources and diversity, before assuming her current role in 2011. Sue earned a bachelor’s degree in pharmacy from Aston University in the U.K., and a Ph.D. in pharmacy in Aston’s Cancer Research Campaign’s experimental chemotherapy group. She also earned a master’s degree in business administration from the London Business School. In 2012, Sue received an honorary doctorate from Aston University. Sue serves on the board of the United Way of Central Indiana.
Citizenship: United States and Great Britain

Barton R. Peterson Senior Vice President, Corporate Affairs and Communications	Bart Peterson is senior vice president of corporate affairs and communications for Eli Lilly and Company. Before joining Lilly in 2009 in his current role, Bart served as managing director of Strategic Capital Partners, as a fellow with the Institute of Politics at Harvard

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
University’s Kennedy School of Government, and as a distinguished visiting professor of public policy at Ball State University. From 2000 to 2007, Bart served two terms as mayor of Indianapolis, and in 2007 was president of the National League of Cities. In conjunction with Indiana University, Purdue University, Lilly, and the Central Indiana Corporate Partnership, Bart championed the creation of BioCrossroads, the Indiana life-sciences initiative. Prior to running for office, he was a member of Indiana Governor Evan Bayh’s leadership team, first as his advisor for environmental affairs and later as chief of staff. He also was an attorney with IceMiller in Indianapolis. Bart earned his bachelor’s degree from Purdue University and a law degree from the University of Michigan. Bart is a founding member and board chair of The Mind Trust, a non-profit organization promoting education reform. He also is a board member of the Regenstrief Foundation and Kite Realty Group, as well as a member of the Indiana University School of Public and Environmental Affairs Dean’s Council. In 2012, Bart was appointed by the U.S. Department of State to the Asia-Pacific Economic Cooperation (APEC) Business Advisory Council.

Derica W. Rice Executive Vice President, Global Services, and Chief Financial Officer	Derica Rice is executive vice president of global services and chief financial officer for Eli Lilly and Company. After joining Lilly in 1990 as an international treasury associate, Derica served in a variety of roles, including sales representative, manager of global financial planning and analysis for the medical devices division, and global planning manager for pharmaceuticals. He then became finance director and chief financial officer for Lilly Canada, after which he was named vice president and chief financial officer for European operations based in London. Derica next served as general manager of Lilly’s U.K. affiliate and then as Lilly’s vice president and controller until he was promoted to CFO in 2006. Derica earned a bachelor’s degree in electrical engineering from Kettering University and a master’s degree in business administration from Indiana University. He serves as a member of the board of directors for Target Corporation and the Center for Leadership Development. Rice was formerly on the Indiana University Board of Trustees, Indiana University Health North Hospital Board and the Indianapolis Museum of Art’s Board of Governors.

Jeffrey N. Simmons Senior Vice President and President, Elanco Animal Health	Jeff Simmons is a senior vice president of Eli Lilly and Company and president of Elanco Animal Health. Since joining Lilly in 1989, Jeff has held a number of sales, marketing, and management positions in Elanco, including country director in Brazil and area director for Western Europe based in the United Kingdom. He was named president of Elanco in 2008. Jeff earned a bachelor’s degree in business from Cornell University. Jeff serves on the board of directors for Chiquita and serves as chairman of the International Federation of Animal Health.

Fionnuala M. Walsh, Ph.D. Senior Vice President, Global Quality	Fionnuala Walsh is senior vice president of global quality for Eli Lilly and Company. Fionnuala joined Lilly in 1988 at the manufacturing site in Kinsale, Ireland, where she held roles in technical services, project outsourcing, new-product introductions, and laboratory analytics.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Fionnuala also held management positions in quality and manufacturing science and technology before she was appointed global quality leader in 2002 and vice president for global quality operations in 2005. She has served as senior vice president of global quality since 2007. Fionnuala earned her bachelor’s and doctoral degrees in chemistry from University College in Dublin, Ireland. She has served as a member of the Irish Council for Science, Technology, and Innovation and the API Committee of the Pharmaceutical Researchers and Manufacturers of America (PhRMA).

Citizenship: United States and Ireland

Alfonso G. Zulueta Senior Vice President and President, Lilly Emerging Markets	Alfonso “Chito” Zulueta is a senior vice president of Eli Lilly and Company and president of Lilly Emerging Markets. After joining Lilly in 1988 in the Philippines, Chito held several sales and marketing positions in the U.S. before becoming general manager of the Philippines affiliate in 1995. He also served as vice president of global marketing, as vice president for diabetes, family health, and neuroscience products for the U.S. operations, and as president of the company’s Asian operations before becoming president of Lilly Japan in 2008. Chito received a bachelor’s degree in economics from DeSalle University in the Philippines and a master’s degree in business administration from the University of Virginia. He has chaired the Japan-based executive committee of the Pharmaceutical Researchers and Manufacturers of America (PhRMA), and he serves on the boards of the American Chamber of Commerce in Japan and U.S.-Japan Business Council.
Citizenship: Philippines

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